FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Merrill Lynch Mortgage Investors, Inc.	**0000809940**
Exact Name of Registrant as Specified in Charter	**Registrant CIK Number**
Form 8-K, August 31, 2005, MLCC Series 2005-2	**333-127233**

Name of Person Filing the Document
(If Other than the Registrant)


05065417


SEC MAIL
RECEIVED
SEP 01 2005
PROCESSING
WASH., D.C.
199
SECTION


SEP 0 6 2005
THOMSON
FINANCIAL



SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on behalf of the Registrant by the undersigned thereunto duly authorized.

MERRILL LYNCH MORTGAGE INVESTORS, INC.

By: ______________________

Name: Tom Saywell

Title: Authorized Signatory

Dated: August 31, 2005

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Computational Materials	P*

* The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

RMBS New Transaction

Computational Materials

$[1,219,000,000] (approximate)

MLCC 2005-2

Mortgage-Backed Notes
Adjustable Rate Residential Mortgage Loans

Merrill Lynch Mortgage Lending, Inc.
Seller

Wells Fargo Bank, N.A.
Master Servicer

Merrill Lynch Credit Corporation/
Wells Fargo Bank, N.A.
Originators

PHH Mortgage Corporation/Wells Fargo Bank, N.A.
Servicers

August [24], 2005

Recipients must read the information contained in the *Important Notices* section following the cover page of these Computational Materials. Do not use or rely on the information contained in these Computational Materials if you have not received or reviewed the *Important Notices* section. If you have not received the *Important Notices* section, call your Merrill Lynch account executive for another copy. The information set forth in these Computational Materials supersedes any previously distributed information relating to the securities described herein .

IMPORTANT NOTICES

This document and the information contained herein (the "Computational Materials") are confidential and may not be used by or disclosed to any person other than the person to whom they were originally delivered and such person's legal, tax, financial and/or accounting advisors. If you have received these Computational Materials in error, please notify the sending party immediately by telephone and return the original to such party by mail. Notwithstanding the foregoing, except to the extent necessary to comply with applicable securities laws, any recipient of these Computational Materials may disclose to any and all persons, without limitation of any kind, the federal income tax treatment and tax structure of the securities described herein, any fact relevant to understanding the federal tax treatment or tax structure of the issuer or the securities, and all materials of any kind relating to such federal tax treatment and structure, other than the identity of the issuer and information that would permit the identification of the issuer.

These Computational Materials are furnished to you solely by Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch") and not by the issuer of the securities. The issuer of these securities has not prepared or taken part in the preparation of these materials. None of Merrill Lynch, the issuer of the securities nor any of their affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and is subject to completion or change. The information in this communication supersedes information contained in any prior similar communication relating to these securities.

Numerous assumptions were used in preparing the Computational Materials which may or may not be stated therein. As such, no assurance can be given as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. The Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any yields or weighted average lives shown in the Computational Materials are based on prepayment assumptions and actual prepayment experience may dramatically affect such yields or weighted average lives. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates assumed in the Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance.

Although a registration statement (including the prospectus) relating to the securities discussed in these Computational Materials has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities has not been filed with the Securities and Exchange Commission. These Computational Materials shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of the securities discussed in these Computational Materials in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the securities discussed in these Computational Materials for definitive information on any matter discussed herein. A final prospectus and prospectus supplement may be obtained by contacting the Merrill Lynch Trading Desk at (212) 449-3659.

Please be advised that asset-backed securities may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayments, yield curve and interest rate risk. Investors should fully consider the risk of an investment in these securities.

FOR ADDITIONAL INFORMATION PLEASE CALL:

Banking / Deal Management

Matt Whalen	(212) 449-0752
Paul Park	(212) 449-6380
Timothy Loughlin	(212) 449-1646
Tom Saywell	(212) 449-2122
Alan Chan	(212) 449-8140
Fred Hubert	(212) 449-5071
Alice Chu	(212) 449-1701
Sonia Lee	(212) 449-5067
Keith Singletary	(212) 449-9431
Calvin Look	(212) 449-5029
Yimin Ge	(212) 449-9401
Hoi Yee Leung	(212) 449-1901

Trading

Scott Soltas	(212) 449-3659
Charles Sorrentino	(212) 449-3659
Charles Macintosh	(212) 449-3659
Colin Sheen	(212) 449-3659

DEAL STRUCTURE SUMMARY:

MLCC 2005-2

$1,219,000,000 (Approximate, Subject to Final Collateral)

Class	Principal or Notional Balance[1]	Note Interest Rates	Tranche Type	Expected Rtgs Moody's/S&P
		Publicly Offered Notes		
1-A	$696,631,000	Fixed (2)	Group 1 Senior Notes	Aaa / AAA
2-A	$269,868,000	Fixed (3)	Group 2 Senior Notes	Aaa / AAA
3-A	$211,663,000	Floater (4)	Group 3 Senior Notes	Aaa / AAA
		Non Offered Notes		
X	Notional	WAC IO (6)	Senior Notes	Aaa / AAA
M-1	$19,514,000	WAC (5)	Crossed Subordinate Notes	AA
M-2	$7,927,000	WAC (5)	Crossed Subordinate Notes	A
M-3	$4,268,000	WAC (5)	Crossed Subordinate Notes	BBB
B-1	$3,659,000	WAC (5)	Crossed Subordinate Notes	BB
B-2	$3,659,000	WAC (5)	Crossed Subordinate Notes	B
B-3	$1,811,000	WAC (5)	Crossed Subordinate Notes	Not Rated
Total	$ 412,480,891			

(1) Distributions on the Class A-1 Notes will be primarily derived from six-month LIBOR and one-year CMT adjustable rate mortgage loans (Group I Mortgage Loans, as described herein). Distributions on the Class A-2 Notes will be primarily derived from one-year CMT adjustable rate mortgage loans (Group II Mortgage Loans, as described herein). Distributions on the Class A-3 Notes will be primarily derived from one-month LIBOR adjustable rate mortgage loans (Group III Mortgage Loans, as described herein). Distributions on the Subordinate Notes will be primarily derived from all Mortgage Loans (as described herein). Class sizes are subject to final collateral and rating agency approval and are subject to a +/-10% variance.

(2) Up to and including the payment date in [ ], the Note Interest Rate for the Class 1-A Notes will be a fixed rate equal to [ ]% per annum subject to the related Available Funds Rate. After the payment date in [ ], the Class 1-A Notes will have a Note Interest Rate equal to the least of (i) 6 month LIBOR plus [ ]% per annum,(ii) the related Available Funds Rate and (iii) the Hard Cap.

(3) Up to and including the payment date in [ ], the Note Interest Rate for the Class 2-A Notes will be a fixed rate equal to [ ]% per annum subject to the related Available Funds Rate. After the payment date in [ ], the Class 2-A Notes will have a Note Interest Rate equal to the least of (i) 1 Year CMT plus [ ]% per annum,(ii) the related Available Funds Rate and (iii) the Hard Cap.

(4) The Class 3-A Notes will have a note interest rate equal to the least of (i) one-month LIBOR plus [ ]% per annum (which margin doubles on the first distribution date after the Clean-Up Call date), (ii) the related Available Funds Rate and (iii) the Hard Cap.

(5) The Class M and Class B Notes will bear interest at a variable note interest rate equal to the weighted average of the weighted average of the Net Rates of the Mortgage Loans in each loan group, weighted in proportion to the results of subtracting from each loan group the note principal balance of the related senior notes. The note interest rate with respect to the first Interest Accrual Period is expected to be approximately [ ]%.

(6) The note interest rate for the Class X Notes for each Payment Date will be a per annum variable rate equal to the product of (i) 12 and (ii) a rate expressed as a fraction, (x) the numerator of which is the excess, if any, of (1) the interest accrued and payable on the mortgage loans for the related due period, over (2) any accrued interest (including accrued and unpaid interest) payable to the Class A Notes at the related note interest rate for such Payment Date (including any Carryover Shortfall Amounts (as defined herein) payable to the Class 1-A, Class 2-A and Class 3-A Notes for such Payment Date), and (y) the denominator of which is the aggregate note principal balance of the Class 1-A, Class 2-A and Class 3-A Notes.

Depositor:	Merrill Lynch Mortgage Investors, Inc.
Lead Manager:	Merrill Lynch, Pierce, Fenner & Smith Incorporated.
Indenture Trustee:	HSBC Bank USA, National Association.
Owner Trustee:	Wilmington Trust Company.
Master Servicer and Securities Administrator:	Wells Fargo Bank, N.A.
Servicers:	PHH Mortgage Corporation and Wells Fargo Bank, N.A.
Originators:	Merrill Lynch Credit Corporation and Wells Fargo Bank, N.A.
Rating Agencies:	Moody's and S&P will rate the Offered Notes. It is expected that the Offered Notes will be assigned the credit ratings on page [ ] of this preliminary Term Sheet.
Cut-off Date:	August 1, 2005.
Pricing Date:	On or about August [ ], 2005.
Closing Date:	On or about August 31, 2005.
Legal Structure:	Owner Trust.
Payment Dates:	The 25th day of each month (or if not a business day, the next succeeding business day), commencing in September 2005.
Notes:	The Class 1-A, Class 2-A, Class 3-A, Class X, Class M-1, Class M-2, Class M-3, Class B-1, Class B-2, and Class B-3 Notes. The Class 1-A, Class 2-A and Class 3-A Notes are referred to collectively as the "Offered Notes". The Class M-1, Class M-2, and Class M-3 Notes are also referred to collectively as the "Class M Notes". The Class B-1, Class B-2 and Class B-3 Notes are also referred to collectively as the "Class B Notes". The Class M Notes and Class B Notes are also referred to together as the "Subordinate Notes".
Registration:	The Offered Notes will be made available in book-entry form through DTC, and upon request only, through Clearstream, Luxembourg and the Euroclear system.
ERISA Eligibility:	The Offered Notes are expected to be ERISA eligible. Prospective investors should review with their legal advisors whether the purchase and holding of any of the Offered Notes could give rise to a transaction prohibited or not otherwise permissible under ERISA or other similar laws.
SMMEA Treatment:	The Offered Notes will be "mortgage related securities" for purposes of the Secondary Mortgage Market Enhancement Act of 1984.

Clean-Up Call: The holder of the owner trust certificate may repurchase from the trust all of the mortgage loans at par plus accrued interest when the aggregate principal balance of the mortgage loans is reduced to 10% of the aggregate principal balance of the mortgage loans as of the Cut-off Date.

Pricing Prepayment Speed: The Class 1-A Notes and Class 2-A Notes will be priced to a prepayment speed of 25% CPB.
The Class 3-A Notes will be priced to a prepayment speed of 20% CPR.

Mortgage Loans: The trust will consist of 3 groups of approximately 2,215 adjustable rate, prime quality mortgage loans secured by first liens on one- to four-family residential properties. The information on the Mortgage Loans described herein is based on the pool of approximately $1,102,548,079 aggregate principal balance of Mortgage Loans as the Cut-off Date. Approximately 57.64%, 22.43% and 19.92% of the Mortgage Loans are six-month LIBOR, one-year Treasury and one-month LIBOR indexed Mortgage Loans, respectively. Approximately 74.07%, 0.03% and 21.64% of the Mortgage Loans are scheduled to pay interest only for the first 5, 7 and 10 years, respectively. All Mortgage Loans were generally originated in accordance with the related underwriting guidelines specified in the prospectus supplement.

Group I Mortgage Loans: As of the Cut-off Date, the Group I Mortgage Loans have an aggregate principal balance of approximately $636,355,579, which equals approximately 57.72% of the Mortgage Loans. All of the Group I Mortgage Loans pay a fixed rate of interest for the first 5 years, followed by an adjustable-rate period.

During their adjustable-rate period, the mortgage rate on approximately 99.87% and 0.13% of the Group I Mortgage Loans will adjust based on an index of six-month LIBOR and one-year Treasury, respectively. Approximately 97.629% and 0.10% of the Group I Mortgage Loans are scheduled to pay interest only for the first 5 and 10 years, respectively. After such 5-year and 10-year interest-only term, the Group I Mortgage Loans are scheduled to amortize on a 25-year and 20-year fully amortizing basis, respectively.

Group II Mortgage Loans: As of the Cut-off Date, the Group II Mortgage Loans have an aggregate principal balance of approximately $246,518,257, which equals approximately 22.36% of the Mortgage Loans. All of the Group II Mortgage Loans pay a fixed rate of interest for the first 5 years, followed by an adjustable-rate period.

During their adjustable-rate period, the mortgage rate on all of the Group II Mortgage Loans will adjust based on an index of one-year Treasury Mortgage Loans. Approximately 80.15%, 0.15% and 7.40% of the Group II Mortgage Loans are scheduled to pay interest only for the first 5, 7 and 10 years, respectively. After such 5-year, 7-year and 10-year interest-only term, the Group II Mortgage Loans are scheduled to amortize on a 25-year, 23-year and 20-year fully amortizing basis, respectively.

Group III Mortgage Loans: As of the Cut-off Date, the Group III Mortgage Loans have an aggregate principal balance of approximately $219,674,242, which equals approximately 19.92% of the Mortgage Loans.

All of the Group III Mortgage Loans will adjust based on an index one-month LIBOR and are scheduled to pay interest only for the first 10 years. After such 10-year interest-only term, the Group III Mortgage Loans are scheduled to amortize on a 20-year fully amortizing basis.

Accrued Interest: The Offered Notes (excluding the Class 3-A Note) will settle with 30 days of accrued interest. The Class 3-A Notes will settle flat.

Accrual Period: The interest accrual period for the Offered and Subordinate Notes for each Payment Date will be the calendar month immediately preceding the month in which the Payment Date occurs on a 30/360 basis.

Delay Days: The Class 1-A, Class 2-A, and Class 3-A Notes will have 24 delay days.

Available Funds Rate: With respect to any Payment Date and the Class 1-A Notes, a per annum rate, expressed as a percentage, equal to a fraction, the numerator of which is the interest funds for the Group I Mortgage Loans, multiplied by 12, and the denominator of which is the principal balance of the Group I Mortgage Loans immediately prior to such Payment Date. With respect to any Payment Date and the Class 2-A Notes, a per annum rate, expressed as a percentage, equal to a fraction, the numerator of which is the interest funds for the Group II Mortgage Loans, multiplied by 12, and the denominator of which is the principal balance of the Group II Mortgage Loans immediately prior to such Payment Date. With respect to any Payment Date and the Class 3-A Notes, a per annum rate, expressed as a percentage, equal to a fraction, the numerator of which is the interest funds for the Group III Mortgage Loans, multiplied by 12, and the denominator of which is the principal balance of the Group III Mortgage Loans immediately prior to such Payment Date.

Carryover Shortfall Amount: With respect to the Offered Notes and any Payment Date, the excess, if any, of the (i) lesser of (a) the interest accrued at their respective note interest rate (without giving effect to the Available Funds Rate) and (b) the Hard Cap over (ii) the amount of interest received on such Notes if the note interest rate is based on the Available Funds Rate, together with the unpaid portion of any excess from previous Payment Dates (and any interest thereon at the then applicable Note Interest Rate without giving effect to the Available Funds Rate).

Hard Cap: [10.00]% per annum for Group 1
[9.90]% per annum for Group 2
[11.75]% per annum for Group 3

Credit Enhancement: Senior/subordinate, shifting interest structure.

Notes	Moody's/S&P	Senior Percentage*	Initial Subordination*
Offered Notes	Aaa/AAA	96.65%	3.35%

*Preliminary and subject to revision.

Shifting Interest: Until the Payment Date occurring before September 2012, the Subordinate Notes will be locked out from receipt of all unscheduled principal (unless the Offered Notes are paid down to zero or the credit enhancement provided by the Subordinate Notes has doubled prior to such date as described below). After such time and subject to standard collateral performance triggers (as described in the prospectus supplement), the Subordinate Notes will receive an increasing portion of unscheduled principal prepayments.

The prepayment percentages on the Subordinate Notes are as follows:

September 2005 - August 2012	0% Pro Rata Share
September 2012 - August 2013	30% Pro Rata Share
September 2013 - August 2014	40% Pro Rata Share
September 2014 - August 2015	60% Pro Rata Share
September 2015 - August 2016	80% Pro Rata Share
September 2016 and after	100% Pro Rata Share

Notwithstanding the foregoing, if the credit enhancement provided to the Offered Notes by the Subordinate Notes reaches twice the initial subordination available to the Offered Notes, on or after the distribution in September 2008, all principal (scheduled principal and prepayments) will be paid pro-rata to the Offered Notes and the Subordinate Notes (subject to performance triggers).

If doubling occurs prior to the third anniversary and the above delinquency and loss tests are met, then 50% of the subordinate prepayment percentage can be allocated to the Offered Notes.

Carryover Shortfall Amount: With respect to the Offered Notes and any Payment Date, the excess, if any, of the (i) interest accrued at their respective note interest rate (without giving effect to the Available Funds Rate) over (ii) the amount of interest received on such Notes if the note interest rate is based on the Available Funds Rate, together with the unpaid portion of any excess from previous Payment Dates (and any interest thereon at the then applicable Note Interest Rate without giving effect to the Available Funds Rate).

Allocation of Realized Losses:

Any realized losses on the Mortgage Loans in each loan group will be allocated as follows: first, to the Class B Notes in reverse order of their numerical class designations, in each case until the respective note principal balance has been reduced to zero; second, to the Class M Notes in reverse order of their numerical class designations, in each case until the respective note principal balance has been reduced to zero; third to the Class X Notes until its notional balance has been reduced to zero; and fourth to the related Offered Notes, until their respective note principal balances have been reduced to zero.

Notes' Priority of Distributions:

Distributions on the Notes will be made on each Payment Date from available interest and principal collections received during the related due period on the Mortgage Loans, in the following order of priority:

1) From the interest portion of available funds, the Class 1-A Notes, Class 2-A Notes and Class 3-A Notes, accrued and unpaid interest at the respective Note Interest Rate;
2) From the principal portion of available funds, the Class 1-A Notes, Class 2-A Notes and Class 3-A Notes principal distributions from related available funds remaining, in each case until its note principal balance is reduced to zero.
3) From the interest portion of available funds remaining after payments in clause (i) above, to the Class 1-A Notes, Class 2-A Notes and Class 3-A Notes, any Carryover Shortfall Amounts payable to such classes on such Payment Date.
4) Sequentially, from the remaining interest portion of available funds from all loan groups, to the Class X, Class M-1, Class M-2, Class M-3, Class B-1, Class B-2 and Class B-3 Notes, in that order, accrued and unpaid interest at the respective Note Interest Rate.
5) Sequentially, from the remaining principal portion of available funds from all loan groups, to the Class M-1, Class M-2, Class M-3, Class B-1, Class B-2, Class B-3 Notes, such Class' allocable share of principal, until their respective note principal balances are reduced to zero as described under "Shifting Interest" above.

Special Derivative Contracts:

At the direction of the holder of the owner trust certificate, the Indenture Trustee shall, on behalf of the Trust Estate, enter into Special Derivative Contracts for the benefit of the owner trust certificates. Any acquisition of a Special Derivative Contract shall be accompanied by (i) an appropriate amendment to the Indenture, (ii) an Opinion of Counsel, (iii) written confirmation by the rating agencies that the special derivative contract will not result in the downgrade withdrawl or suspension of the rating on any Note, (iv) the consent of Holder of a Owner Trust Certificate to the acquisition of such Special Derivative Contract.

All collections, proceeds and other amounts in respect of the Special Derivative Contracts payable by the Special Derivative Counterparty shall be distributed to the owner trust certificates on the Payment Date following receipt thereof by the Securities Administrator on behalf of the Indenture Trustee.

Any Special Derivative Contract that provides for any payment obligation on the part of the Trust Estate must (i) be without recourse to the assets of the Trust Estate, (ii) contain a non-petition covenant provision from the Special Derivative Counterparty, (iii) limit payment dates thereunder to Payment Dates and (iv) contain a provision limiting any cash payments due to the Special Derivative Counterparty on any day under such Special Derivative Contract solely to funds available therefore in the Payment Account available to make payments to the Holder of the owner trust certificates on such Payment Date.

Each Special Derivative Contract must (i) provide for the direct payment of any amounts by the Special Derivative Counterparty thereunder to the Payment Account at least one Business Day prior to the related Payment Date, (ii) contain an assignment of all of the Trust Estate's rights (but none of its obligations) under such Special Derivative Contract to the Indenture Trustee on behalf the holder of the owner trust certificates and shall include an express consent to the Special Derivative Counterparty to such assignment, (iii) provide that in the event of the occurrence of an event of default under the indenture, such Special Derivative Contract shall terminate upon the direction of a 50.01% or greater Percentage Interest of the owner trust certificates and (iv) prohibit the Special Derivative Counterparty from "setting-off' or "netting" other obligations of the Trust Estate and its Affiliates against such Special Derivative Counterparty's payment obligations thereunder.

Loan Buy Out Option: The holder of the owner trust certificates will have the option to purchase, at any one time, 1.00% (and in any case, at least 5 Mortgage Loans) of the Mortgage Loans, by aggregate Stated Principal Balance of the Mortgage Loans as of such date, at a purchase price of par or equal to the aggregate fair market value of such Mortgage Loans. The Mortgage Loans that may be purchased by the holder of the owner trust certificates will be selected by it in its sole discretion.

Special Foreclosure Rights: A Servicer will not commence foreclosure proceedings with respect to a mortgage loan unless (i) no later than five business days prior to such commencement, it notifies the Master Servicer of its intention to do so, and (ii) the majority holder of the owner trust certificates, either directly or through the Master Servicer, does not, within such period, affirmatively object to such action. If the majority holder of the owner trust certificates timely and affirmatively objects to such action, then it will instruct the Master Servicer to hire three appraisal firms, identified in the related servicing agreements to compute the fair value of the mortgaged property relating to the related mortgage loan utilizing the Fannie Mae Form 2055 Exterior-Only Inspection Residential Appraisal Report (each such appraisal firm computation, a "Fair Value Price"), in each case no later than 30 days from the date of such holder's objection. The holder of the owner trust certificates will, no later than 5 days after the expiration of such 30-day period, purchase (and deliver to the related Servicer the purchase price for) such mortgage loan and the related mortgaged property at an amount equal to the highest of the three Fair Value Prices determined by such appraisal firms.

In the event that a Servicer determines not to proceed with foreclosure proceedings with respect to a mortgage loan that is 60 days' or more delinquent, prior to taking any action with respect to such mortgage loan such Servicer must promptly provide the Master Servicer with notice of such determination and a description of such other action as it intends to take with respect to such mortgage loan. A Servicer is not permitted to proceed with any such action unless the majority holder of the owner trust certificates, either directly or through the Master Servicer, does not, within five business days following such notice, affirmatively object to such Servicer taking such action. If the majority holder of the owner trust certificates timely and affirmatively objects to the Servicer's contemplated action, then it will instruct the Master Servicer to hire three appraisal firms, identified in the related servicing agreements, to compute the fair value of the mortgaged property relating to the related mortgage loan utilizing the Fannie Mae Form 2055 Exterior-Only Inspection Residential Appraisal Report, in each case no later than 30 days from the date of such holder's objection. The majority holder of the owner trust certificates will, no later than 5 days after the expiration of such 30-day period, purchase (and deliver to the related Servicer the purchase price for) such mortgage loan and the related mortgaged property at an amount equal to the highest of the three Fair Value Prices determined by such appraisal firms.

Notwithstanding anything herein to the contrary, the majority holder of the owner trust certificates shall not be entitled to any of its rights described herein with respect to a mortgage loan following its failure to purchase a mortgage loan and the related mortgaged property (at the highest of the three Fair Value Prices respectively determined by such appraisal firms as set forth above) on or before the 30th day following its objection to such Servicer action.

Optional Sale of Defaulted Mortgage Loans:

A Servicer may also, in its discretion, as an alternative to foreclosure, sell defaulted mortgage loans at fair market value to third-parties, if such Servicer reasonably believes that such sale would maximize proceeds to the noteholders in the aggregate (on a present value basis) with respect to that mortgage loan.

Permitted Activities:

Notwithstanding the foregoing, the Issuer, at the direction of the majority holder of the owner trust certificate, shall amend the owner trust permitted activities. Any amendment of the permitted activities shall be accompanied by (i) an appropriate amendment to the applicable Agreement, (ii) any opinion of counsel reasonably requested by the underwriter, the rating agencies, the Indenture Trustee or the Securities Administrator, (iii) written confirmation from Standard & Poor's stating that such amendment will not result in the rating of any Note to be downgraded, withdrawn or suspended or in the case of Moody's, written notice to Moody's of such amendment.

Assumptions:

Group 1&2: 25% CPB
Group 3: 20% CPR
Initial 1 Year Treasury: 3.86%
Initial 6 Month LIBOR: 4.04%
Initial 1 Month LIBOR: 3.61%

Assumed Mortgage Loan Characteristics

Group	Loan Type	Principal Balance($)	Current Mortgage Rate(%)	Net Mortgage Rate(%)	Original Term to Maturity (Months)	Remaining Term to Maturity (Months)	Remaining Interest-Only Term (Months)	Gross Margin(%)	Maximum Mortgage Rate(%)	Minimum Mortgage Rate(%)	Initial Rate Cap(%)	Periodic Rate Cap(%)	Next Rate Adjustment (Months)	Rate Adjustment Frequency (Months)
1	One-Year Treasury	904,305.16	4.955	4.705	360	336	0	2.750	9.955	2.750	3.116	1.579	36	12
1	Six-Month LIBOR	17,883,758.07	5.145	4.895	360	350	0	2.000	10.145	2.000	5.000	1.000	50	6
1	Six-Month LIBOR	3,632,275.32	5.427	5.177	360	349	49	2.000	13.000	2.000	N/A	N/A	49	6
1	Six-Month LIBOR	697,626,573.48	5.360	5.110	360	358	58	2.000	10.361	2.000	5.000	1.000	58	6
1	Six-Month LIBOR	730,568.71	5.375	5.125	360	358	118	2.000	10.375	2.000	5.000	1.000	58	6
2	One-Year Treasury	34,350,825.76	5.114	4.864	360	358	0	2.750	10.114	2.750	5.000	2.000	58	12
2	One-Year Treasury	223,789,113.82	5.194	4.944	360	358	58	2.750	10.194	2.750	5.000	2.000	58	12
2	One-Year Treasury	425,791.30	4.750	4.500	360	358	82	2.750	9.750	2.750	5.000	2.000	58	12
2	One-Year Treasury	20,656,788.38	5.327	5.077	360	359	119	2.750	10.327	2.750	5.000	2.000	59	12
3	One-Month LIBOR	217,716,023.02	4.719	4.469	300	298	118	1.565	12.000	1.565	N/A	N/A	1	1
3	One-Month LIBOR	1,283,976.98	4.625	4.375	300	283	103	1.500	13.125	1.500	N/A	N/A	1	1

TOTAL MORTGAGE LOANS

Total Current Balance		$1,102,548,078.56	
Total Number of Loans		2,215	

	Average or Weighted Average(1)	Minimum	Maximum
Current Balance	$497,764.37	$25,756.00	$3,400,000.00
Original Balance	$500,586.54	$26,256.00	$3,400,000.00
Loan Rate	5.192%	3.500%	6.000%
Servicing Fee	0.250%	0.250%	0.250%
Net Loan Rate	4.942%	3.250%	5.750%
Gross Margin	2.081%	0.375%	4.125%
Maximum Loan Rate	10.655%	9.500%	13.125%
Initial Rate Cap (2)	4.998%	2.000%	5.000%
Periodic Rate Cap (2)	1.281%	1.000%	2.000%
Original LTV	69.92%	5.93%	100.00%
Effective LTV	65.21%	5.93%	95.00%
Credit Score	746	498	819
Original Term (mos)	348	300	360
Remaining Term (mos)	346	283	360
Seasoning (mos)	2	0	35
Next Rate Reset	46	1	60
Rate Adj Freq	6	1	12
First Rate Adj Freq	48	2	60
IO Original Term(3)	74	60	120
IO Remaining Term(3)	71	25	120
Top State Concentrations ($)	CA(15.65%),FL(11.80%),NY(9.97%),NJ(7.03%),MA(5.92%)		
First Pay Date		10/01/2002	09/01/2005
Rate Change Date		09/01/2005	08/01/2010
Maturity Date		03/01/2029	08/01/2035

(1) Based on current balances.

(2) Excludes 11 Interest-Only Mortgage Loans with a maximum rate of 13%, which do not have initial rate caps or periodic rate caps.

(3) For Interest-Only Mortgage Loans only.

TOTAL MORTGAGE LOANS

Index

Index	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Weighted Average Effective LTV	Percent Full Doc
One-Year Treasury	606	$247,316,644.08	22.43%	5.192%	739	$408,113	72.74%	72.74%	46.88%
One-Month LIBOR	366	219,674,242.44	19.92	4.719	747	600,203	66.95	61.43	77.72
Six-Month LIBOR	1,243	635,557,192.04	57.64	5.355	748	511,309	69.84	63.59	75.25
Total:	**2,215**	**$1,102,548,078.56**	**100.00%**	**5.192%**	**746**	**$497,764**	**69.92%**	**65.21%**	**69.38%**

Product Type

Product Type	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Weighted Average Effective LTV	Percent Full Doc
One-Month LIBOR Loans	366	$219,674,242.44	19.92%	4.719%	747	$600,203	66.95%	61.43%	77.72%
5/25 LIBOR Loans	1,243	635,557,192.04	57.64	5.355	748	511,309	69.84	63.59	75.25
5/25 Treasury Loans	606	247,316,644.08	22.43	5.192	739	408,113	72.74	72.74	46.88
Total:	**2,215**	**$1,102,548,078.56**	**100.00%**	**5.192%**	**746**	**$497,764**	**69.92%**	**65.21%**	**69.38%**

Amortization Type

Amortization Type	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Weighted Average Effective LTV	Percent Full Doc
Fully Amortizing	163	$46,914,934.77	4.26%	5.121%	733	$287,822	72.48%	72.11%	58.08%
Interest-Only	2,052	1,055,633,143.79	95.74	5.195	747	514,441	69.80	64.90	69.88
Total:	**2,215**	**$1,102,548,078.56**	**100.00%**	**5.192%**	**746**	**$497,764**	**69.92%**	**65.21%**	**69.38%**

Cut-off Date Stated Principal Balances

Range of Cut-off Date Stated Principal Balances ($)	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Weighted Average Effective LTV	Percent Full Doc
0.01 to 100,000.00	75	$5,826,329.73	0.53%	5.137%	744	$77,684	62.22%	58.10%	72.89%
100,000.01 to 200,000.00	355	54,538,092.06	4.95	5.251	739	153,628	76.97	69.80	73.92
200,000.01 to 300,000.00	316	78,609,484.35	7.13	5.211	739	248,764	77.41	71.27	71.14
300,000.01 to 400,000.00	332	119,386,664.50	10.83	5.183	742	359,598	76.40	71.60	66.80
400,000.01 to 500,000.00	332	151,610,405.53	13.75	5.241	746	456,658	71.79	68.49	55.09
500,000.01 to 600,000.00	233	129,118,864.14	11.71	5.213	748	554,158	72.22	68.95	63.63
600,000.01 to 700,000.00	148	96,578,523.08	8.76	5.137	748	652,558	70.39	67.28	68.49
700,000.01 to 800,000.00	94	71,083,174.46	6.45	5.182	748	756,204	72.93	67.64	61.69
800,000.01 to 900,000.00	62	52,753,449.95	4.78	5.171	749	850,862	73.02	65.54	61.07
900,000.01 to 1,000,000.00	129	126,263,333.18	11.45	5.164	751	978,786	58.22	54.22	50.72
1,000,000.01 to 1,100,000.00	13	13,925,617.11	1.26	4.982	754	1,071,201	54.12	54.12	92.10
1,100,000.01 to 1,200,000.00	18	20,987,986.03	1.90	5.278	725	1,165,999	71.42	65.23	100.00
1,200,000.01 to 1,300,000.00	22	28,040,614.98	2.54	5.145	762	1,274,573	70.73	62.76	100.00
1,300,000.01 to 1,400,000.00	10	13,587,088.49	1.23	5.155	746	1,358,709	68.43	63.95	89.70
1,400,000.01 to 1,500,000.00	20	29,451,102.65	2.67	5.086	746	1,472,555	58.61	56.64	94.91
1,500,000.01 to 2,000,000.00	48	88,693,246.82	8.04	5.210	745	1,847,776	62.56	56.18	100.00
2,000,000.01 to 2,500,000.00	3	6,984,262.50	0.63	5.172	718	2,328,088	67.18	67.18	100.00
2,500,000.01 to 3,000,000.00	4	11,709,839.00	1.06	5.307	779	2,927,460	57.64	52.32	100.00
3,000,000.01 or greater	1	3,400,000.00	0.31	5.250	686	3,400,000	100.00	65.00	100.00
Total:	**2,215**	**$1,102,548,078.56**	**100.00%**	**5.192%**	**746**	**$497,764**	**69.92%**	**65.21%**	**69.38%**

Current Mortgage Rates

Range of Current Mortgage Rates (%)	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Weighted Average Effective LTV	Percent Full Doc
3.251 to 3.500	2	$766,903.33	0.07%	3.500%	747	$383,452	87.91%	76.04%	60.43%
3.501 to 3.750	3	1,942,543.31	0.18	3.750	746	647,514	43.13	43.13	60.75
3.751 to 4.000	10	4,998,825.19	0.45	3.964	753	499,883	61.48	58.65	97.86
4.001 to 4.250	13	10,962,233.33	0.99	4.200	763	843,249	67.43	66.19	90.99
4.251 to 4.500	71	38,753,420.83	3.51	4.435	749	545,823	66.82	61.49	69.72
4.501 to 4.750	228	121,600,713.13	11.03	4.710	742	533,336	68.64	63.98	66.68
4.751 to 5.000	412	196,425,830.00	17.82	4.944	749	476,762	71.65	67.27	68.96
5.001 to 5.250	555	280,173,031.67	25.41	5.187	749	504,816	68.98	64.60	64.75
5.251 to 5.500	468	216,272,473.72	19.62	5.421	739	462,121	70.85	66.60	70.28
5.501 to 5.750	425	223,611,313.74	20.28	5.658	747	526,144	70.09	63.95	75.25
5.751 to 6.000	28	7,040,790.31	0.64	5.900	733	251,457	79.10	79.10	45.53
Total:	**2,215**	**$1,102,548,078.56**	**100.00%**	**5.192%**	**746**	**$497,764**	**69.92%**	**65.21%**	**69.38%**

Remaining Term

Range of Remaining Term (Months)	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Weighted Average Effective LTV	Percent Full Doc
277 to 288	3	$2,297,861.75	0.21%	4.692%	703	$765,954	69.76%	60.87%	73.89%
289 to 300	363	217,376,380.69	19.72	4.719	748	598,833	66.93	61.43	77.77
325 to 336	12	2,664,197.72	0.24	4.883	708	222,016	59.63	59.63	48.76
337 to 348	46	9,266,124.35	0.84	5.020	742	201,437	73.37	71.55	68.36
349 to 360	1,791	870,943,514.05	78.99	5.314	746	486,289	70.66	66.11	67.35
Total:	**2,215**	**$1,102,548,078.56**	**100.00%**	**5.192%**	**746**	**$497,764**	**69.92%**	**65.21%**	**69.38%**

Original Loan-to-Value Ratios

Range of Original Loan-to-Value Ratios (%)	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Weighted Average Effective LTV	Percent Full Doc
0.01 to 10.00	2	$112,351.36	0.01%	4.865%	803	$56,176	7.26%	7.26%	0.00%
10.01 to 20.00	14	6,291,738.64	0.57	5.289	744	449,410	16.79	16.79	52.14
20.01 to 30.00	38	21,854,731.74	1.98	5.172	756	575,125	26.69	26.69	52.76
30.01 to 40.00	85	60,730,653.21	5.51	5.138	761	714,478	35.36	35.36	49.98
40.01 to 50.00	153	87,462,676.89	7.93	5.167	742	571,651	45.64	45.64	45.96
50.01 to 60.00	186	131,218,210.16	11.90	5.161	753	705,474	55.65	55.62	63.35
60.01 to 70.00	300	187,472,059.78	17.00	5.218	752	624,907	66.01	65.80	73.50
70.01 to 75.00	238	123,616,674.13	11.21	5.182	738	519,398	73.81	73.37	82.07
75.01 to 80.00	816	305,006,894.65	27.66	5.195	739	373,783	79.39	78.88	72.77
80.01 to 85.00	19	12,350,274.56	1.12	5.305	767	650,014	82.74	66.58	70.71
85.01 to 90.00	45	18,312,752.94	1.66	5.196	749	406,950	88.68	72.67	85.28
90.01 to 95.00	70	26,070,180.75	2.36	5.249	745	372,431	93.13	76.13	77.86
95.01 to 100.00	249	122,048,879.75	11.07	5.205	747	490,156	99.69	66.89	74.26
Total:	**2,215**	**$1,102,548,078.56**	**100.00%**	**5.192%**	**746**	**$497,764**	**69.92%**	**65.21%**	**69.38%**

Effective Loan-to-Value Ratios at Origination

Range of Effective Loan-to-Value Ratios at Origination (%)	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Weighted Average Effective LTV	Percent Full Doc
0.01 to 10.00	2	$112,351.36	0.01%	4.865%	803	$56,176	7.26%	7.26%	0.00%
10.01 to 20.00	14	6,291,738.64	0.57	5.289	744	449,410	16.79	16.79	52.14
20.01 to 30.00	38	21,854,731.74	1.98	5.172	756	575,125	26.69	26.69	52.76
30.01 to 40.00	87	61,765,232.16	5.60	5.128	757	709,945	36.44	35.44	50.82
40.01 to 50.00	254	114,907,211.28	10.42	5.194	745	452,391	55.99	46.68	56.93
50.01 to 60.00	194	143,445,032.18	13.01	5.181	754	739,407	58.84	56.02	65.78
60.01 to 70.00	531	320,013,051.27	29.02	5.213	752	602,661	78.82	67.48	72.80
70.01 to 75.00	231	120,658,174.59	10.94	5.187	737	522,330	73.97	73.77	82.14
75.01 to 80.00	793	295,525,037.09	26.80	5.185	738	372,667	79.41	79.41	72.24
80.01 to 85.00	6	1,727,094.00	0.16	5.361	766	287,849	84.76	84.76	71.16
85.01 to 90.00	19	5,681,110.04	0.52	5.339	721	299,006	89.72	89.72	80.61
90.01 to 95.00	46	10,567,314.21	0.96	5.151	713	229,724	94.37	94.37	71.86
Total:	**2,215**	**$1,102,548,078.56**	**100.00%**	**5.192%**	**746**	**$497,764**	**69.92%**	**65.21%**	**69.38%**

Credit Scores

Range of Credit Scores	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Weighted Average Effective LTV	Percent Full Doc
Not Available	20	$8,896,847.11	0.81%	5.193%	0	$444,842	75.86%	69.27%	100.00%
476 to 500	1	335,603.00	0.03	4.625	498	335,603	100.00	50.00	100.00
501 to 525	1	715,000.00	0.06	4.375	509	715,000	100.00	40.00	100.00
526 to 550	1	250,000.00	0.02	5.500	546	250,000	78.37	50.00	100.00
551 to 575	4	1,160,358.18	0.11	5.182	565	290,090	71.48	62.23	100.00
576 to 600	6	3,138,759.41	0.28	5.293	596	523,127	90.00	63.55	100.00
601 to 625	20	8,925,109.67	0.81	5.205	617	446,255	72.63	68.31	100.00
626 to 650	52	22,545,757.31	2.04	5.247	640	433,572	71.88	67.53	98.68
651 to 675	120	55,964,537.45	5.08	5.251	666	466,371	72.34	69.79	84.67
676 to 700	234	112,051,117.54	10.16	5.193	689	478,851	70.81	65.43	86.60
701 to 725	288	127,611,932.83	11.57	5.209	713	443,097	69.93	67.42	73.32
726 to 750	315	166,029,883.68	15.06	5.213	738	527,079	70.34	66.82	66.69
751 to 775	439	228,010,871.26	20.68	5.167	764	519,387	70.13	65.99	66.54
776 to 800	546	286,842,271.39	26.02	5.158	787	525,352	68.14	62.32	62.18
801 to 825	168	80,070,029.73	7.26	5.256	807	476,607	69.08	61.92	50.56
Total:	**2,215**	**$1,102,548,078.56**	**100.00%**	**5.192%**	**746**	**$497,764**	**69.92%**	**65.21%**	**69.38%**

Geographic Area

State	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Weighted Average Effective LTV	Percent Full Doc
Alabama	18	$4,049,932.87	0.37%	5.238%	743	$224,996	79.71%	74.68%	83.88%
Alaska	7	1,560,251.88	0.14	4.759	730	222,893	80.20	76.71	81.60
Arizona	81	35,762,629.77	3.24	5.283	754	441,514	72.45	67.79	58.56
Arkansas	9	3,194,481.09	0.29	5.351	739	354,942	88.26	67.55	44.04
California	385	246,170,845.89	22.33	5.184	744	639,405	65.78	63.74	61.15
Colorado	67	35,319,014.90	3.20	5.119	759	527,149	68.42	63.70	61.67
Connecticut	42	36,010,486.52	3.27	5.148	751	857,393	57.31	55.99	80.52
Delaware	4	862,522.52	0.08	5.148	743	215,631	75.00	56.33	79.24
District of Columbia	18	9,739,248.63	0.88	5.442	723	541,069	67.93	63.43	77.61
Florida	295	133,380,390.81	12.10	5.245	748	452,137	70.24	64.43	69.36
Georgia	60	24,685,205.51	2.24	5.107	741	411,420	79.33	67.29	76.01
Hawaii	7	4,672,409.71	0.42	5.158	762	667,487	59.34	59.34	100.00
Idaho	8	3,611,103.00	0.33	5.044	755	451,388	66.31	62.15	69.26
Illinois	103	53,340,296.74	4.84	5.153	754	517,867	68.13	64.18	61.07
Indiana	22	6,471,362.64	0.59	5.189	737	294,153	80.99	71.11	50.91
Iowa	5	1,798,649.22	0.16	4.996	722	359,730	76.22	76.22	65.71
Kansas	6	2,754,991.54	0.25	4.979	764	459,165	76.15	76.15	100.00
Kentucky	11	4,951,251.82	0.45	5.058	745	450,114	78.83	67.13	69.52
Louisiana	8	2,892,117.80	0.26	4.859	766	361,515	81.81	71.49	80.64
Maine	4	1,605,700.00	0.15	5.488	756	401,425	64.38	56.72	62.63
Maryland	47	25,327,178.53	2.30	5.227	754	538,876	65.57	63.75	72.01
Massachusetts	57	33,558,302.71	3.04	5.175	751	588,742	74.07	66.25	78.99
Michigan	45	17,811,441.61	1.62	5.273	736	395,810	75.39	67.39	85.97
Minnesota	23	9,591,507.43	0.87	5.027	733	417,022	79.83	73.85	82.54
Mississippi	6	915,522.11	0.08	5.062	770	152,587	82.74	82.74	68.63
Missouri	26	8,864,540.08	0.80	4.970	752	340,944	70.24	62.49	53.89
Montana	14	5,158,939.53	0.47	5.301	760	368,496	71.28	69.94	63.18
Nebraska	3	1,233,530.03	0.11	4.668	757	411,177	93.09	72.68	5.08
Nevada	66	27,901,136.73	2.53	5.271	743	422,744	72.48	66.45	59.54
New Hampshire	4	1,414,383.40	0.13	5.247	751	353,596	84.89	73.49	7.53
New Jersey	122	66,677,271.79	6.05	5.280	736	546,535	66.93	64.18	76.64
New Mexico	6	3,245,178.40	0.29	5.361	737	540,863	88.92	66.18	87.21
New York	127	81,944,626.19	7.43	5.134	741	645,233	65.66	61.32	78.88
North Carolina	56	20,207,812.04	1.83	5.264	730	360,854	76.53	69.04	86.29
North Dakota	1	355,305.00	0.03	5.000	798	355,305	80.00	80.00	0.00
Ohio	36	10,840,784.88	0.98	5.148	740	301,133	73.94	68.37	74.17
Oklahoma	9	1,470,204.39	0.13	5.154	746	163,356	75.73	73.41	65.92
Oregon	19	5,116,000.02	0.46	5.195	742	269,263	85.72	75.40	88.62
Pennsylvania	42	16,428,577.11	1.49	5.172	750	391,157	75.11	71.93	77.51
Rhode Island	3	1,391,845.92	0.13	5.515	791	463,949	50.40	45.45	100.00
South Carolina	33	14,918,121.91	1.35	5.362	757	452,064	70.08	61.99	79.16
Tennessee	16	7,208,441.72	0.65	5.186	757	450,528	85.32	69.08	65.54
Texas	82	33,944,095.67	3.08	5.208	741	413,952	79.49	69.45	66.24
Utah	19	6,773,871.40	0.61	5.206	748	356,520	77.84	70.94	74.59
Vermont	5	1,751,640.39	0.16	5.106	718	350,328	78.75	67.80	36.26
Virginia	122	57,739,272.00	5.24	5.102	748	473,273	73.92	71.09	74.29
Washington	52	23,050,631.71	2.09	5.180	747	443,281	74.53	69.66	70.36
West Virginia	2	619,186.00	0.06	4.943	707	309,593	64.50	64.50	70.93
Wisconsin	11	3,255,837.00	0.30	5.268	778	295,985	81.93	68.93	60.55
Wyoming	1	1,000,000.00	0.09	4.750	728	1,000,000	32.00	32.00	0.00
Total:	**2,215**	**$1,102,548,078.56**	**100.00%**	**5.192%**	**746**	**$497,764**	**69.92%**	**65.21%**	**69.38%**

Occupancy Type

Occupancy Type	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Weighted Average Effective LTV	Percent Full Doc
Primary	1,730	$900,969,217.64	81.72%	5.179%	743	$520,791	69.53%	66.11%	69.07%
Second Home	307	162,554,976.18	14.74	5.249	759	529,495	70.55	63.09	64.61
Investment	178	39,023,884.74	3.54	5.241	751	219,235	76.13	53.20	96.30
Total:	**2,215**	**$1,102,548,078.56**	**100.00%**	**5.192%**	**746**	**$497,764**	**69.92%**	**65.21%**	**69.38%**

Property Type

Property Type	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Weighted Average Effective LTV	Percent Full Doc
Single Family	1,279	$667,527,502.96	60.54%	5.176%	744	$521,914	67.92%	64.71%	68.81%
De Minimis PUD	407	233,624,480.24	21.19	5.193	752	574,016	70.11	63.70	73.21
Condominium	431	165,125,637.93	14.98	5.247	747	383,122	77.26	69.43	66.20
Planned Unit Development	49	15,327,688.79	1.39	5.321	752	312,810	82.62	69.87	68.46
Cooperative	26	14,847,328.75	1.35	5.092	738	571,051	60.40	60.40	60.40
Two- to Four-Family	23	6,095,439.89	0.55	5.312	737	265,019	73.34	63.33	94.91
Total:	**2,215**	**$1,102,548,078.56**	**100.00%**	**5.192%**	**746**	**$497,764**	**69.92%**	**65.21%**	**69.38%**

Loan Purpose

Loan Purpose	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Weighted Average Effective LTV	Percent Full Doc
Purchase	1,309	$603,233,211.19	54.71%	5.168%	747	$460,835	75.99%	68.77%	69.25%
Refinance (No Cash-out)	423	246,928,033.07	22.40	5.249	750	583,754	60.78	58.99	69.27
Refinance (Cash-out)	483	252,386,834.30	22.89	5.191	740	522,540	64.35	62.78	69.81
Total:	**2,215**	**$1,102,548,078.56**	**100.00%**	**5.192%**	**746**	**$497,764**	**69.92%**	**65.21%**	**69.38%**

TOTAL MORTGAGE LOANS

Loan Documentation

MLCC Underwriting	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Weighted Average Effective LTV	Percent Full Doc
Full Documentation	1,203	$649,298,036.94	58.89%	5.195%	741	$539,732	71.44%	65.19%	100.00%
Alternative Documentation	39	16,031,818.46	1.45	5.194	754	411,072	73.96	68.25	0.00
Stated Documentation	145	72,394,622.59	6.57	5.152	766	499,273	65.64	59.96	0.00
No Income/No Ratio Documentation	221	116,570,948.13	10.57	5.196	776	527,470	57.36	52.13	0.00
Streamlined	5	1,734,395.73	0.16	5.195	764	346,879	75.68	63.80	0.00
Sub-Total:	**1,613**	**$856,029,821.85**	**77.64%**	**5.191%**	**748**	**$530,707**	**69.09%**	**63.03%**	**75.85%**

Wells Fargo Underwriting	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Weighted Average Effective LTV	Percent Full Doc
Full Documentation	295	$115,649,557.86	10.49%	5.193%	731	$392,032	75.86%	75.86%	100.00%
No Income/No Ratio Documentation	48	17,828,644.34	1.62	5.026	760	371,430	74.86	74.86	0.00
Asset Only	250	109,874,478.18	9.97	5.226	745	439,498	69.40	69.40	0.00
Income Only	9	3,165,576.33	0.29	5.004	719	351,731	66.63	66.63	0.00
Sub-Total:	**602**	**$246,518,256.71**	**22.36%**	**5.193%**	**739**	**$409,499**	**72.79%**	**72.79%**	**46.91%**
Total:	**2,215**	**$1,102,548,078.56**	**100.00%**	**5.192%**	**746**	**$497,764**	**69.92%**	**65.21%**	**69.38%**

Margins

Margins (%)	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Weighted Average Effective LTV	Percent Full Doc
0.375	4	$1,946,903.33	0.18%	3.652%	764	$486,726	57.35%	52.67%	84.41%
0.500	2	1,219,898.52	0.11	3.875	737	609,949	78.14	78.14	100.00
0.625	2	875,014.04	0.08	3.782	700	437,507	55.48	55.48	12.85
0.750	3	1,659,500.00	0.15	4.092	737	553,167	81.85	75.27	100.00
0.875	1	500,000.00	0.05	4.000	761	500,000	80.00	80.00	100.00
1.000	8	4,771,926.15	0.43	4.199	773	596,491	65.55	61.23	83.36
1.125	5	4,228,399.33	0.38	4.121	761	845,680	51.40	51.40	100.00
1.250	61	36,006,644.87	3.27	4.442	748	590,273	68.75	63.84	77.66
1.375	36	21,890,283.96	1.99	4.598	748	608,063	57.71	53.76	75.99
1.500	17	13,775,719.75	1.25	4.678	751	810,336	65.51	62.66	84.18
1.625	201	105,789,510.89	9.60	4.852	744	526,316	67.42	61.75	73.47
1.750	3	1,230,248.21	0.11	5.099	743	410,083	79.69	70.00	0.00
1.875	20	17,040,930.89	1.55	5.084	758	852,047	67.63	63.06	86.55
2.000	1244	638,957,192.04	57.95	5.354	748	513,631	70.00	63.59	75.38
2.750	606	247,316,644.08	22.43	5.192	739	408,113	72.74	72.74	46.88
4.125	2	5,339,262.50	0.48	4.890	765	2,669,631	71.66	60.00	100.00
Total:	**2,215**	**$1,102,548,078.56**	**100.00%**	**5.192%**	**746**	**$497,764**	**69.92%**	**65.21%**	**69.38%**

Maximum Mortgage Rate

Maximum Mortgage Rate (%)	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Weighted Average Effective LTV	Percent Full Doc
9.251 to 9.500	11	$4,761,740.20	0.43%	4.500%	756	$432,885	79.01%	79.01%	41.11%
9.501 to 9.750	86	35,306,969.88	3.20	4.704	748	410,546	73.23	69.96	36.04
9.751 to 10.000	280	125,901,568.66	11.42	4.937	746	449,648	73.49	69.98	66.38
10.001 to 10.250	548	268,753,383.46	24.38	5.184	749	490,426	68.91	64.76	63.73
10.251 to 10.500	466	215,279,973.72	19.53	5.422	739	461,974	70.84	66.58	70.20
10.501 to 10.750	425	222,622,569.04	20.19	5.656	747	523,818	69.93	64.11	75.14
10.751 to 11.000	28	7,040,790.31	0.64	5.900	733	251,457	79.10	79.10	45.53
11.751 to 12.000	365	218,386,312.44	19.81	4.719	748	598,319	66.84	61.38	77.59
12.751 to 13.000	5	3,206,840.85	0.29	5.427	764	641,368	83.51	55.64	95.95
13.001 to 13.250	1	1,287,930.00	0.12	4.625	675	1,287,930	85.86	70.00	100.00
Total:	**2,215**	**$1,102,548,078.56**	**100.00%**	**5.192%**	**746**	**$497,764**	**69.92%**	**65.21%**	**69.38%**



Next Rate Adjustment Date

Next Rate Adjustment Date	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Weighted Average Effective LTV	Percent Full Doc
September 2005	319	$189,520,023.18	17.19%	4.707%	746	$594,107	67.40%	61.82%	77.71%
October 2005	47	30,154,219.26	2.73	4.796	755	641,579	64.13	58.97	77.79
September 2007	1	170,298.82	0.02	5.375	675	170,299	70.70	70.70	100.00
October 2007	2	430,997.50	0.04	4.875	780	215,499	50.78	50.78	0.00
April 2008	1	315,890.00	0.03	5.375	707	315,890	41.83	41.83	0.00
July 2008	2	521,111.09	0.05	4.839	655	260,556	41.57	41.57	43.02
August 2008	6	1,225,900.31	0.11	4.710	710	204,317	73.47	73.47	73.79
September 2008	2	557,500.00	0.05	5.049	783	278,750	62.98	62.98	84.75
October 2008	4	1,442,497.60	0.13	4.998	772	360,624	74.20	70.85	23.19
November 2008	3	707,988.71	0.06	4.912	761	235,996	77.47	77.47	37.22
December 2008	2	327,908.46	0.03	5.349	750	163,954	66.83	66.83	60.35
February 2009	3	524,067.92	0.05	4.832	704	174,689	81.37	81.37	36.27
March 2009	4	1,338,341.15	0.12	4.877	715	334,585	65.39	65.39	100.00
April 2009	3	407,997.06	0.04	4.901	699	135,999	79.46	79.46	100.00
May 2009	3	301,519.35	0.03	4.857	773	100,506	61.86	61.86	42.73
June 2009	4	632,732.79	0.06	4.936	772	158,183	54.37	54.37	63.47
July 2009	10	1,622,741.45	0.15	5.039	735	162,274	83.95	76.55	73.74
August 2009	8	1,402,829.86	0.13	5.299	721	175,354	77.76	77.76	100.00
September 2009	8	2,619,069.50	0.24	5.239	739	327,384	82.39	70.48	86.46
October 2009	6	1,810,046.04	0.16	5.193	702	301,674	59.48	56.72	76.87
November 2009	22	3,966,001.57	0.36	5.120	746	180,273	74.23	73.01	84.62
December 2009	13	4,644,015.79	0.42	5.439	750	357,232	80.78	64.12	83.23
January 2010	21	6,866,056.59	0.62	5.055	726	326,955	76.28	73.74	82.53
February 2010	24	8,603,792.49	0.78	5.182	733	358,491	69.24	66.36	62.86
March 2010	51	24,673,847.81	2.24	5.306	741	483,801	75.89	67.73	69.64
April 2010	155	74,278,722.77	6.74	5.275	750	479,218	72.78	65.60	76.31
May 2010	285	154,836,747.32	14.04	5.373	746	543,287	69.11	63.23	72.19
June 2010	367	201,043,446.31	18.23	5.346	744	547,802	68.21	63.11	66.59
July 2010	763	342,783,181.37	31.09	5.287	747	449,257	71.79	69.41	61.91
August 2010	76	44,818,586.49	4.07	5.319	748	589,718	69.74	62.74	73.34
Total:	**2,215**	**$1,102,548,078.56**	**100.00%**	**5.192%**	**746**	**$497,764**	**69.92%**	**65.21%**	**69.38%**

GROUP 1 MORTGAGE LOANS

Total Current Balance		$636,355,579.41	
Total Number of Loans		1,247	

	Average or Weighted Average(1)	Minimum	Maximum
Current Balance	$510,309.21	$35,694.02	$2,909,839.00
Original Balance	$514,244.32	$36,000.00	$3,353,775.00
Loan Rate	5.354%	4.525%	5.750%
Servicing Fee	0.250%	0.250%	0.250%
Net Loan Rate	5.104%	4.275%	5.500%
Gross Margin	2.001%	2.000%	2.750%
Maximum Loan Rate	10.368%	9.525%	13.000%
Initial Rate Cap	4.998%	2.000%	5.000%
Periodic Rate Cap	1.001%	1.000%	2.000%
Original LTV	69.82%	10.96%	100.00%
Effective LTV	63.58%	10.96%	95.00%
Credit Score	748	546	819
Original Term (mos)	360	360	360
Remaining Term (mos)	357	325	360
Seasoning (mos)	3	0	35
Next Rate Reset	57	25	60
Rate Adj Freq	6	6	12
First Rate Adj Freq	60	60	60
IO Original Term(2)	60	60	120
IO Remaining Term(2)	58	25	118
Top State Concentrations ($)	CA(16.23%),FL(13.64%),NJ(8.41%),NY(7.25%),IL(4.81%)		
First Pay Date		10/01/2002	09/01/2005
Rate Change Date		09/01/2007	08/01/2010
Maturity Date		09/01/2032	08/01/2035

(1) Based on current balances.

(2) For Interest-Only Mortgage Loans only.




Index

Index	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Weighted Average Effective LTV	Percent Full Doc
One-Year Treasury	4	$798,387.37	0.13%	4.955%	714	$199,597	56.38%	56.38%	36.73%
Six-Month LIBOR	1,243	635,557,192.04	99.87	5.355	748	511,309	69.84	63.59	75.25
Total:	**1,247**	**$636,355,579.41**	**100.00%**	**5.354%**	**748**	**$510,309**	**69.82%**	**63.58%**	**75.20%**

Product Type

Product Type	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Weighted Average Effective LTV	Percent Full Doc
5/25 LIBOR Loans	1,243	$635,557,192.04	99.87%	5.355%	748	$511,309	69.84%	63.59%	75.25%
5/25 Treasury Loans	4	798,387.37	0.13	4.955	714	199,597	56.38	56.38	36.73
Total:	**1,247**	**$636,355,579.41**	**100.00%**	**5.354%**	**748**	**$510,309**	**69.82%**	**63.58%**	**75.20%**

Amortization Type

Amortization Type	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Weighted Average Effective LTV	Percent Full Doc
Fully Amortizing	97	$16,587,489.46	2.61%	5.136%	734	$171,005	72.27%	71.21%	82.83%
Interest-Only	1,150	619,768,089.95	97.39	5.360	749	538,929	69.76	63.37	75.00
Total:	**1,247**	**$636,355,579.41**	**100.00%**	**5.354%**	**748**	**$510,309**	**69.82%**	**63.58%**	**75.20%**

Cut-off Date Stated Principal Balances

Range of Cut-off Date Stated Principal Balances ($)	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Weighted Average Effective LTV	Percent Full Doc
0.01 to 100,000.00	53	$4,048,272.08	0.64%	5.215%	741	$76,382	61.85%	55.92%	84.63%
100,000.01 to 200,000.00	196	29,801,412.01	4.68	5.328	730	152,048	78.60	67.21	85.39
200,000.01 to 300,000.00	145	35,887,994.10	5.64	5.353	737	247,503	78.86	67.90	86.11
300,000.01 to 400,000.00	162	58,782,760.24	9.24	5.349	743	362,857	74.60	68.41	79.71
400,000.01 to 500,000.00	204	93,542,024.39	14.70	5.341	750	458,539	70.84	65.83	61.11
500,000.01 to 600,000.00	144	79,820,097.00	12.54	5.334	752	554,306	70.01	65.35	67.89
600,000.01 to 700,000.00	84	54,688,673.14	8.59	5.279	753	651,056	69.74	65.41	71.88
700,000.01 to 800,000.00	58	43,984,456.50	6.91	5.371	757	758,353	72.31	66.17	63.63
800,000.01 to 900,000.00	41	34,924,615.35	5.49	5.306	750	851,820	71.81	64.49	65.68
900,000.01 to 1,000,000.00	77	74,941,809.16	11.78	5.327	754	973,270	60.85	55.25	59.25
1,000,000.01 to 1,100,000.00	6	6,444,500.00	1.01	5.315	760	1,074,083	58.76	58.76	100.00
1,100,000.01 to 1,200,000.00	13	15,149,736.03	2.38	5.491	720	1,165,364	67.17	64.80	100.00
1,200,000.01 to 1,300,000.00	14	17,819,953.81	2.80	5.396	759	1,272,854	71.93	62.59	100.00
1,300,000.01 to 1,400,000.00	7	9,511,206.98	1.49	5.307	744	1,358,744	70.91	65.02	100.00
1,400,000.01 to 1,500,000.00	10	14,589,353.65	2.29	5.451	755	1,458,935	65.93	61.94	100.00
1,500,000.01 to 2,000,000.00	30	54,208,875.97	8.52	5.485	742	1,806,963	65.95	56.45	100.00
2,000,000.01 to 2,500,000.00	1	2,500,000.00	0.39	5.500	667	2,500,000	75.76	75.76	100.00
2,500,000.01 to 3,000,000.00	2	5,709,839.00	0.90	5.498	787	2,854,920	47.12	47.12	100.00
Total:	**1,247**	**$636,355,579.41**	**100.00%**	**5.354%**	**748**	**$510,309**	**69.82%**	**63.58%**	**75.20%**

Current Mortgage Rates

Range of Current Mortgage Rates (%)	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Weighted Average Effective LTV	Percent Full Doc
4.501 to 4.750	34	$13,223,351.26	2.08%	4.702%	761	$388,922	76.02%	66.40%	57.03%
4.751 to 5.000	153	69,130,912.88	10.86	4.952	751	451,836	72.65	66.01	69.60
5.001 to 5.250	399	199,844,641.04	31.40	5.182	752	500,864	68.77	63.28	71.22
5.251 to 5.500	296	150,668,127.95	23.68	5.417	740	509,014	69.72	63.63	81.05
5.501 to 5.750	365	203,488,546.28	31.98	5.656	749	557,503	69.57	62.82	77.87
Total:	**1,247**	**$636,355,579.41**	**100.00%**	**5.354%**	**748**	**$510,309**	**69.82%**	**63.58%**	**75.20%**

Remaining Term

Range of Remaining Term (Months)	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Weighted Average Effective LTV	Percent Full Doc
325 to 336	11	$2,339,365.05	0.37%	4.936%	703	$212,670	56.81%	56.81%	41.65%
337 to 348	42	7,553,667.14	1.19	5.038	745	179,849	73.39	71.16	69.61
349 to 360	1,194	626,462,547.22	98.45	5.360	748	524,676	69.83	63.51	75.40
Total:	1,247	$636,355,579.41	100.00%	5.354%	748	$510,309	69.82%	63.58%	75.20%

Original Loan-to-Value Ratios

Range of Original Loan-to-Value Ratios (%)	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Weighted Average Effective LTV	Percent Full Doc
10.01 to 20.00	10	$5,584,738.64	0.88%	5.328%	743	$558,474	16.76%	16.76%	58.74%
20.01 to 30.00	26	13,976,631.56	2.20	5.364	768	537,563	26.59	26.59	41.83
30.01 to 40.00	47	35,520,329.51	5.58	5.397	763	755,752	35.23	35.23	61.93
40.01 to 50.00	100	50,023,685.59	7.86	5.344	748	500,237	45.60	45.60	44.47
50.01 to 60.00	117	81,585,519.31	12.82	5.366	753	697,312	55.64	55.61	62.23
60.01 to 70.00	199	115,949,098.00	18.22	5.389	753	582,659	66.07	65.74	77.24
70.01 to 75.00	164	81,709,865.94	12.84	5.276	738	498,231	73.66	73.07	88.12
75.01 to 80.00	307	122,998,455.77	19.33	5.363	738	400,646	78.98	77.75	91.19
80.01 to 85.00	13	6,773,504.56	1.06	5.533	751	521,039	83.12	67.30	66.30
85.01 to 90.00	30	11,424,066.53	1.80	5.354	756	380,802	88.60	71.15	90.60
90.01 to 95.00	36	16,976,386.16	2.67	5.395	754	471,566	92.72	70.79	88.09
95.01 to 100.00	198	93,833,297.84	14.75	5.328	750	473,906	99.67	67.10	75.56
Total:	1,247	$636,355,579.41	100.00%	5.354%	748	$510,309	69.82%	63.58%	75.20%

Effective Loan-to-Value Ratios at Origination

Range of Effective Loan-to-Value Ratios at Origination (%)	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Weighted Average Effective LTV	Percent Full Doc
10.01 to 20.00	10	$5,584,738.64	0.88%	5.328%	743	$558,474	16.76%	16.76%	58.74%
20.01 to 30.00	26	13,976,631.56	2.20	5.364	768	537,563	26.59	26.59	41.83
30.01 to 40.00	47	35,520,329.51	5.58	5.397	763	755,752	35.23	35.23	61.93
40.01 to 50.00	188	72,338,661.98	11.37	5.366	752	384,780	58.62	46.96	58.52
50.01 to 60.00	125	91,098,341.33	14.32	5.378	754	728,787	59.84	56.08	65.10
60.01 to 70.00	377	217,209,133.77	34.13	5.367	753	576,152	80.58	67.74	75.76
70.01 to 75.00	157	79,211,366.40	12.45	5.273	737	504,531	73.64	73.64	88.52
75.01 to 80.00	285	113,664,598.21	17.86	5.351	736	398,823	79.00	79.00	91.36
80.01 to 85.00	3	987,324.00	0.16	5.367	762	329,108	84.58	84.58	100.00
85.01 to 90.00	11	2,848,979.39	0.45	5.368	717	258,998	89.86	89.86	83.38
90.01 to 95.00	18	3,915,474.62	0.62	5.242	701	217,526	94.41	94.41	100.00
Total:	**1,247**	**$636,355,579.41**	**100.00%**	**5.354%**	**748**	**$510,309**	**69.82%**	**63.58%**	**75.20%**

Credit Scores

Range of Credit Scores	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Weighted Average Effective LTV	Percent Full Doc
Not Available	15	$6,136,442.45	0.96%	5.473%	0	$409,096	78.34%	68.78%	100.00%
526 to 550	1	250,000.00	0.04	5.500	546	250,000	78.37	50.00	100.00
551 to 575	4	1,160,358.18	0.18	5.182	565	290,090	71.48	62.23	100.00
576 to 600	5	2,819,180.46	0.44	5.327	598	563,836	88.86	66.22	100.00
601 to 625	16	5,811,263.00	0.91	5.414	619	363,204	79.83	73.18	100.00
626 to 650	40	16,772,392.86	2.64	5.330	641	419,310	72.24	67.25	98.23
651 to 675	71	33,054,920.87	5.19	5.368	665	465,562	73.69	69.99	98.79
676 to 700	115	57,411,455.31	9.02	5.364	688	499,230	69.66	63.87	96.12
701 to 725	144	64,132,792.08	10.08	5.377	713	445,367	67.48	63.20	79.19
726 to 750	163	88,993,661.15	13.98	5.393	737	545,973	71.27	65.79	74.44
751 to 775	232	124,661,860.45	19.59	5.359	765	537,336	70.78	64.69	74.16
776 to 800	327	175,754,585.87	27.62	5.306	788	537,476	67.32	60.59	66.18
801 to 825	114	59,396,666.73	9.33	5.382	807	521,023	70.07	60.76	54.34
Total:	**1,247**	**$636,355,579.41**	**100.00%**	**5.354%**	**748**	**$510,309**	**69.82%**	**63.58%**	**75.20%**

Geographic Area

State	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Weighted Average Effective LTV	Percent Full Doc
Alabama	11	$2,016,237.75	0.32%	5.323%	740	$183,294	81.13%	71.04%	88.05%
Alaska	2	396,100.00	0.06	4.944	729	198,050	92.75	78.99	27.52
Arizona	50	24,541,880.21	3.86	5.371	765	490,838	70.42	66.97	60.63
Arkansas	7	2,879,681.09	0.45	5.410	741	411,383	89.16	66.19	44.03
California	146	103,268,587.51	16.23	5.364	747	707,319	65.49	61.55	76.48
Colorado	42	20,460,394.81	3.22	5.349	767	487,152	69.92	62.31	63.34
Connecticut	25	19,289,832.43	3.03	5.425	744	771,593	54.73	53.92	82.79
Delaware	2	461,512.00	0.07	5.554	752	230,756	93.55	58.67	100.00
District of Columbia	13	7,902,688.63	1.24	5.472	719	607,899	65.12	59.58	75.39
Florida	175	86,785,492.03	13.64	5.366	756	495,917	70.10	62.41	72.93
Georgia	42	18,849,830.23	2.96	5.200	741	448,805	81.49	67.11	78.31
Hawaii	2	713,713.71	0.11	5.506	752	356,857	66.85	66.85	100.00
Idaho	3	866,000.00	0.14	5.093	774	288,667	91.49	74.17	42.26
Illinois	61	30,605,258.89	4.81	5.383	751	501,726	69.78	64.71	66.54
Indiana	16	4,758,362.64	0.75	5.330	733	297,398	81.17	69.34	39.45
Iowa	1	356,800.00	0.06	5.125	745	356,800	80.00	80.00	0.00
Kansas	3	1,370,010.75	0.22	5.189	784	456,670	76.43	76.43	100.00
Kentucky	7	3,255,033.50	0.51	5.133	751	465,005	76.26	62.14	65.93
Louisiana	5	1,573,296.51	0.25	5.201	779	314,659	67.58	67.58	74.58
Maine	4	1,605,700.00	0.25	5.488	756	401,425	64.38	56.72	62.63
Maryland	24	13,591,653.05	2.14	5.373	764	566,319	57.90	55.83	76.95
Massachusetts	40	23,774,760.24	3.74	5.357	748	594,369	75.88	65.99	85.38
Michigan	30	13,054,782.04	2.05	5.407	755	435,159	72.17	66.03	90.06
Minnesota	10	3,750,324.20	0.59	5.314	735	375,032	76.84	72.38	86.67
Mississippi	1	55,154.96	0.01	4.875	707	55,155	70.00	70.00	0.00
Missouri	11	4,320,903.27	0.68	5.220	749	392,809	62.13	57.06	57.96
Montana	9	3,557,189.53	0.56	5.385	767	395,243	71.23	69.29	58.17
Nebraska	1	62,652.03	0.01	5.500	692	62,652	70.00	70.00	100.00
Nevada	31	14,577,385.30	2.29	5.480	742	470,238	67.47	61.12	60.48
New Hampshire	3	974,483.40	0.15	5.415	736	324,828	87.09	70.55	10.93
New Jersey	94	53,487,533.50	8.41	5.334	736	569,016	66.03	62.61	83.51
New Mexico	4	2,523,428.40	0.40	5.433	726	630,857	93.36	64.13	100.00
New York	83	46,139,596.80	7.25	5.345	741	555,899	65.11	61.61	75.00
North Carolina	35	14,505,125.69	2.28	5.333	725	414,432	75.23	66.62	90.43
Ohio	26	8,454,086.64	1.33	5.265	735	325,157	72.72	66.65	82.51
Oklahoma	6	1,031,504.39	0.16	5.229	725	171,917	81.64	78.33	59.02
Oregon	12	3,286,063.02	0.52	5.162	737	273,839	86.31	70.24	93.28
Pennsylvania	24	10,836,904.93	1.70	5.305	753	451,538	74.07	70.69	88.81
Rhode Island	3	1,391,845.92	0.22	5.515	791	463,949	50.40	45.45	100.00
South Carolina	31	13,816,521.91	2.17	5.411	756	445,694	68.70	62.69	77.50
Tennessee	11	4,422,441.72	0.69	5.396	746	402,040	79.06	67.98	68.39
Texas	53	23,034,625.14	3.62	5.338	745	434,616	82.70	70.41	63.88
Utah	10	4,412,100.00	0.69	5.247	743	441,210	75.22	68.88	87.56
Vermont	3	744,061.44	0.12	5.249	712	248,020	68.46	68.46	42.41
Virginia	44	23,335,227.64	3.67	5.377	747	530,346	73.45	66.47	77.87
Washington	22	12,347,492.56	1.94	5.329	762	561,250	73.13	65.21	84.68
Wisconsin	9	2,911,319.00	0.46	5.260	780	323,480	82.16	67.62	67.71
Total:	**1,247**	**$636,355,579.41**	**100.00%**	**5.354%**	**748**	**$510,309**	**69.82%**	**63.58%**	**75.20%**

Occupancy Type

Occupancy Type	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Weighted Average Effective LTV	Percent Full Doc
Primary	918	$505,075,339.18	79.37%	5.345%	745	$550,191	68.96%	64.38%	75.08%
Second Home	179	101,628,155.61	15.97	5.403	764	567,755	72.29	62.48	69.73
Investment	150	29,652,084.62	4.66	5.352	756	197,681	76.19	53.71	95.97
Total:	**1,247**	**$636,355,579.41**	**100.00%**	**5.354%**	**748**	**$510,309**	**69.82%**	**63.58%**	**75.20%**

Property Type

Property Type	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Weighted Average Effective LTV	Percent Full Doc
Single Family	644	$350,821,621.70	55.13%	5.363%	746	$544,754	66.74%	62.07%	76.32%
De Minimis PUD	314	170,972,248.43	26.87	5.330	755	544,498	70.85	64.74	74.10
Condominium	217	90,242,125.47	14.18	5.356	746	415,862	78.99	66.92	74.14
Planned Unit Development	40	12,765,725.00	2.01	5.419	753	319,143	81.46	69.51	70.67
Cooperative	13	6,601,873.35	1.04	5.368	739	507,836	56.40	56.40	50.47
Two- to Four-Family	19	4,951,985.46	0.78	5.399	733	260,631	73.70	63.58	98.28
Total:	**1,247**	**$636,355,579.41**	**100.00%**	**5.354%**	**748**	**$510,309**	**69.82%**	**63.58%**	**75.20%**

Loan Purpose

Loan Purpose	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Weighted Average Effective LTV	Percent Full Doc
Purchase	597	$284,444,632.39	44.70%	5.348%	750	$476,457	78.70%	67.40%	79.08%
Refinance (No Cash-out)	321	184,073,706.41	28.93	5.377	752	573,438	61.21	58.80	68.89
Refinance (Cash-out)	329	167,837,240.61	26.37	5.341	741	510,144	64.24	62.34	75.56
Total:	**1,247**	**$636,355,579.41**	**100.00%**	**5.354%**	**748**	**$510,309**	**69.82%**	**63.58%**	**75.20%**

Loan Documentation

MLCC Underwriting	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Weighted Average Effective LTV	Percent Full Doc
Full Documentation	942	$478,556,444.51	75.20%	5.365%	740	$508,022	72.50%	65.94%	100.00%
Alternative Documentation	36	14,199,535.81	2.23	5.228	752	394,432	72.66	68.39	0.00
Stated Documentation	104	53,553,174.60	8.42	5.322	767	514,934	65.63	60.39	0.00
No Income/No Ratio Documentation	160	88,312,028.76	13.88	5.338	778	551,950	57.27	51.94	0.00
Streamlined	5	1,734,395.73	0.27	5.195	764	346,879	75.68	63.80	0.00
Total:	**1,247**	**$636,355,579.41**	**100.00%**	**5.354%**	**748**	**$510,309**	**69.82%**	**63.58%**	**75.20%**

Margins

Margins (%)	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Weighted Average Effective LTV	Percent Full Doc
2.000	1,243	$635,557,192.04	99.87%	5.355%	748	$511,309	69.84%	63.59%	75.25%
2.750	4	798,387.37	0.13	4.955	714	199,597	56.38	56.38	36.73
Total:	**1,247**	**$636,355,579.41**	**100.00%**	**5.354%**	**748**	**$510,309**	**69.82%**	**63.58%**	**75.20%**

Maximum Mortgage Rate

Maximum Mortgage Rate (%)	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Weighted Average Effective LTV	Percent Full Doc
9.501 to 9.750	33	$12,823,351.26	2.02%	4.700%	760	$388,586	75.27%	66.28%	55.69%
9.751 to 10.000	151	68,177,816.73	10.71	4.952	751	451,509	72.54	66.05	69.17
10.001 to 10.250	399	199,972,141.04	31.42	5.182	751	501,183	68.86	63.29	71.24
10.251 to 10.500	294	149,675,627.95	23.52	5.418	740	509,101	69.70	63.57	81.01
10.501 to 10.750	365	202,499,801.58	31.82	5.654	749	554,794	69.39	62.99	77.76
12.751 to 13.000	5	3,206,840.85	0.50	5.427	764	641,368	83.51	55.64	95.95

Total:	1,247	$636,355,579.41	100.00%	5.354%	748	$510,309	69.82%	63.58%	75.20%

Next Rate Adjustment Date

Next Rate Adjustment Date	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Weighted Average Effective LTV	Percent Full Doc
September 2007	1	$170,298.82	0.03%	5.375%	675	$170,299	70.70%	70.70%	100.00%
October 2007	2	430,997.50	0.07	4.875	780	215,499	50.78	50.78	0.00
April 2008	1	315,890.00	0.05	5.375	707	315,890	41.83	41.83	0.00
July 2008	2	521,111.09	0.08	4.839	655	260,556	41.57	41.57	43.02
August 2008	5	901,067.64	0.14	4.786	698	180,214	71.12	71.12	64.34
September 2008	2	557,500.00	0.09	5.049	783	278,750	62.98	62.98	84.75
October 2008	4	1,442,497.60	0.23	4.998	772	360,624	74.20	70.85	23.19
November 2008	3	707,988.71	0.11	4.912	761	235,996	77.47	77.47	37.22
December 2008	2	327,908.46	0.05	5.349	750	163,954	66.83	66.83	60.35
February 2009	2	190,086.44	0.03	5.195	676	95,043	83.79	83.79	100.00
March 2009	3	569,841.15	0.09	4.879	749	189,947	65.74	65.74	100.00
April 2009	3	407,997.06	0.06	4.901	699	135,999	79.46	79.46	100.00
May 2009	3	301,519.35	0.05	4.857	773	100,506	61.86	61.86	42.73
June 2009	4	632,732.79	0.10	4.936	772	158,183	54.37	54.37	63.47
July 2009	9	1,320,633.91	0.21	4.991	733	146,737	84.92	75.83	90.61
August 2009	7	1,094,961.67	0.17	5.349	696	156,423	77.13	77.13	100.00
September 2009	7	2,479,069.50	0.39	5.238	737	354,153	82.52	69.94	91.34
October 2009	6	1,810,046.04	0.28	5.193	702	301,674	59.48	56.72	76.87
November 2009	20	3,551,701.57	0.56	5.098	745	177,585	73.55	72.19	88.63
December 2009	11	3,865,204.64	0.61	5.499	754	351,382	83.84	63.82	100.00
January 2010	15	4,965,515.49	0.78	5.131	739	331,034	71.79	68.28	91.94
February 2010	19	7,063,643.68	1.11	5.255	736	371,771	65.53	62.03	71.39
March 2010	46	22,454,107.05	3.53	5.319	745	488,133	75.51	66.54	71.69
April 2010	150	72,207,332.77	11.35	5.287	751	481,382	72.59	65.21	76.58
May 2010	277	152,029,847.32	23.89	5.377	746	548,844	69.01	63.02	72.72
June 2010	283	157,168,809.83	24.70	5.421	746	555,367	69.22	62.70	74.62
July 2010	284	154,048,682.84	24.21	5.351	754	542,425	68.79	63.49	77.86
August 2010	76	44,818,586.49	7.04	5.319	748	589,718	69.74	62.74	73.34
Total:	1,247	$636,355,579.41	100.00%	5.354%	748	$510,309	69.82%	63.58%	75.20%

GROUP 2 MORTGAGE LOANS

Total Current Balance		$246,518,256.71	
Total Number of Loans		602	

	Average or Weighted Average(1)	Minimum	Maximum
Current Balance	$409,498.77	$25,756.00	$1,875,250.00
Original Balance	$409,609.19	$26,256.00	$1,875,250.00
Loan Rate	5.193%	4.500%	6.000%
Servicing Fee	0.250%	0.250%	0.250%
Net Loan Rate	4.943%	4.250%	5.750%
Gross Margin	2.750%	2.750%	2.750%
Maximum Loan Rate	10.193%	9.500%	11.000%
Initial Rate Cap (2)	5.000%	5.000%	5.000%
Periodic Rate Cap (2)	2.000%	2.000%	2.000%
Original LTV	72.79%	5.93%	95.00%
Effective LTV	72.79%	5.93%	95.00%
Credit Score	739	625	816
Original Term (mos)	360	360	360
Remaining Term (mos)	358	336	359
Seasoning (mos)	2	1	24
Next Rate Reset	58	36	59
Rate Adj Freq	12	12	12
First Rate Adj Freq	60	60	60
IO Original Term(2)	65	60	120
IO Remaining Term(2)	64	42	119
Top State Concentrations ($)	CA(40.13%),VA(8.65%),FL(7.80%),NY(4.31%),NJ(4.08%)		
First Pay Date		09/01/2003	08/01/2005
Rate Change Date		08/01/2008	07/01/2010
Maturity Date		08/01/2033	07/01/2035

(1) Based on current balances.
(2) For Interest-Only Mortgage Loans only.

Index

Index	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Weighted Average Effective LTV	Percent Full Doc
One-Year Treasury	602	$246,518,256.71	100.00%	5.193%	739	$409,499	72.79%	72.79%	46.91%
Total:	**602**	**$246,518,256.71**	**100.00%**	**5.193%**	**739**	**$409,499**	**72.79%**	**72.79%**	**46.91%**

Product Type

Product Type	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Weighted Average Effective LTV	Percent Full Doc
5/25 Treasury Loans	602	$246,518,256.71	100.00%	5.193%	739	$409,499	72.79%	72.79%	46.91%
Total:	**602**	**$246,518,256.71**	**100.00%**	**5.193%**	**739**	**$409,499**	**72.79%**	**72.79%**	**46.91%**

Amortization Type

Amortization Type	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Weighted Average Effective LTV	Percent Full Doc
Fully Amortizing	66	$30,327,445.31	12.30%	5.114%	733	$459,507	72.60%	72.60%	44.53%
Interest-Only	536	216,190,811.40	87.70	5.204	740	403,341	72.82	72.82	47.25
Total:	**602**	**$246,518,256.71**	**100.00%**	**5.193%**	**739**	**$409,499**	**72.79%**	**72.79%**	**46.91%**

Cut-off Date Stated Principal Balances

Range of Cut-off Date Stated Principal Balances ($)	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Weighted Average Effective LTV	Percent Full Doc
0.01 to 100,000.00	8	$625,216.00	0.25%	5.431%	722	$78,152	76.49%	76.49%	40.49%
100,000.01 to 200,000.00	106	16,726,442.54	6.79	5.352	746	157,797	78.56	78.56	58.49
200,000.01 to 300,000.00	115	28,480,761.96	11.55	5.266	737	247,659	77.67	77.67	53.98
300,000.01 to 400,000.00	121	43,269,769.45	17.55	5.134	739	357,601	78.05	78.05	47.77
400,000.01 to 500,000.00	100	45,260,752.75	18.36	5.206	738	452,608	75.22	75.22	36.20
500,000.01 to 600,000.00	55	30,398,784.17	12.33	5.236	734	552,705	77.63	77.63	42.64
600,000.01 to 700,000.00	37	24,215,752.80	9.82	5.142	740	654,480	72.22	72.22	64.95
700,000.01 to 800,000.00	18	13,572,171.00	5.51	5.059	747	754,010	71.91	71.91	55.51
800,000.01 to 900,000.00	11	9,321,655.18	3.78	5.154	740	847,423	66.30	66.30	54.46
900,000.01 to 1,000,000.00	22	21,668,209.84	8.79	5.190	735	984,919	53.02	53.02	13.42
1,000,000.01 to 1,100,000.00	2	2,200,000.00	0.89	5.125	770	1,100,000	47.42	47.42	50.00
1,200,000.01 to 1,300,000.00	1	1,274,741.02	0.52	4.875	795	1,274,741	75.00	75.00	100.00
1,300,000.01 to 1,400,000.00	1	1,400,000.00	0.57	5.125	698	1,400,000	45.16	45.16	0.00
1,400,000.01 to 1,500,000.00	3	4,428,750.00	1.80	5.129	732	1,476,250	54.40	54.40	66.13
1,500,000.01 to 2,000,000.00	2	3,675,250.00	1.49	5.253	768	1,837,625	63.62	63.62	100.00
Total:	**602**	**$246,518,256.71**	**100.00%**	**5.193%**	**739**	**$409,499**	**72.79%**	**72.79%**	**46.91%**

Current Mortgage Rates

Range of Current Mortgage Rates (%)	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Weighted Average Effective LTV	Percent Full Doc
4.251 to 4.500	11	$4,761,740.20	1.93%	4.500%	756	$432,885	79.01%	79.01%	41.11%
4.501 to 4.750	53	22,483,618.62	9.12	4.706	741	424,219	72.06	72.06	24.83
4.751 to 5.000	129	57,723,751.93	23.42	4.919	740	447,471	74.62	74.62	63.08
5.001 to 5.250	149	68,781,242.42	27.90	5.190	743	461,619	69.05	69.05	41.88
5.251 to 5.500	172	65,604,345.77	26.61	5.431	736	381,421	73.43	73.43	45.54
5.501 to 5.750	60	20,122,767.46	8.16	5.676	733	335,379	75.37	75.37	48.75
5.751 to 6.000	28	7,040,790.31	2.86	5.900	733	251,457	79.10	79.10	45.53
Total:	**602**	**$246,518,256.71**	**100.00%**	**5.193%**	**739**	**$409,499**	**72.79%**	**72.79%**	**46.91%**





GROUP 2 MORTGAGE LOANS

Remaining Term

Range of Remaining Term (Months)	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Weighted Average Effective LTV	Percent Full Doc
325 to 336	1	$324,832.67	0.13%	4.500%	742	$324,833	80.00%	80.00%	100.00%
337 to 348	4	1,712,457.21	0.69	4.937	726	428,114	73.27	73.27	62.86
349 to 360	597	244,480,966.83	99.17	5.196	739	409,516	72.78	72.78	46.73
Total:	**602**	**$246,518,256.71**	**100.00%**	**5.193%**	**739**	**$409,499**	**72.79%**	**72.79%**	**46.91%**

Original Loan-to-Value Ratios

Range of Original Loan-to-Value Ratios (%)	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Weighted Average Effective LTV	Percent Full Doc
0.01 to 10.00	1	$25,756.00	0.01%	5.250%	791	$25,756	5.93%	5.93%	0.00%
20.01 to 30.00	2	500,000.00	0.20	5.500	728	250,000	26.22	26.22	40.00
30.01 to 40.00	13	8,590,000.00	3.48	5.144	743	660,769	37.40	37.40	13.39
40.01 to 50.00	15	15,281,000.00	6.20	5.184	733	1,018,733	44.74	44.74	17.01
50.01 to 60.00	31	13,952,924.18	5.66	5.114	754	450,094	55.47	55.47	23.37
60.01 to 70.00	49	31,519,188.92	12.79	5.216	746	643,249	66.34	66.34	48.05
70.01 to 75.00	43	23,326,891.02	9.46	5.247	737	542,486	74.00	74.00	52.32
75.01 to 80.00	415	144,260,743.79	58.52	5.188	738	347,616	79.71	79.71	52.77
80.01 to 85.00	3	739,770.00	0.30	5.353	771	246,590	85.00	85.00	32.67
85.01 to 90.00	7	2,565,130.65	1.04	5.367	735	366,447	89.64	89.64	75.52
90.01 to 95.00	23	5,756,852.15	2.34	5.151	719	250,298	94.31	94.31	48.34
Total:	**602**	**$246,518,256.71**	**100.00%**	**5.193%**	**739**	**$409,499**	**72.79%**	**72.79%**	**46.91%**

Effective Loan-to-Value Ratios at Origination

Range of Effective Loan-to-Value Ratios at Origination (%)	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Weighted Average Effective LTV	Percent Full Doc
0.01 to 10.00	1	$25,756.00	0.01%	5.250%	791	$25,756	5.93%	5.93%	0.00%
20.01 to 30.00	2	500,000.00	0.20	5.500	728	250,000	26.22	26.22	40.00
30.01 to 40.00	13	8,590,000.00	3.48	5.144	743	660,769	37.40	37.40	13.39
40.01 to 50.00	15	15,281,000.00	6.20	5.184	733	1,018,733	44.74	44.74	17.01
50.01 to 60.00	31	13,952,924.18	5.66	5.114	754	450,094	55.47	55.47	23.37
60.01 to 70.00	49	31,519,188.92	12.79	5.216	746	643,249	66.34	66.34	48.05
70.01 to 75.00	43	23,326,891.02	9.46	5.247	737	542,486	74.00	74.00	52.32
75.01 to 80.00	415	144,260,743.79	58.52	5.188	738	347,616	79.71	79.71	52.77
80.01 to 85.00	3	739,770.00	0.30	5.353	771	246,590	85.00	85.00	32.67
85.01 to 90.00	7	2,565,130.65	1.04	5.367	735	366,447	89.64	89.64	75.52
90.01 to 95.00	23	5,756,852.15	2.34	5.151	719	250,298	94.31	94.31	48.34
Total:	**602**	**$246,518,256.71**	**100.00%**	**5.193%**	**739**	**$409,499**	**72.79%**	**72.79%**	**46.91%**

Credit Scores

Range of Credit Scores	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Weighted Average Effective LTV	Percent Full Doc
Not Available	1	$599,227.66	0.24%	4.625%	0	$599,228	64.86%	64.86%	100.00%
601 to 625	1	481,846.67	0.20	5.250	625	481,847	80.00	80.00	100.00
626 to 650	5	2,522,999.98	1.02	5.219	638	504,600	82.32	82.32	100.00
651 to 675	34	14,531,860.72	5.89	5.318	667	427,408	71.79	71.79	43.72
676 to 700	84	31,886,211.97	12.93	5.194	689	379,598	73.38	73.38	62.29
701 to 725	98	39,487,864.61	16.02	5.234	713	402,937	73.59	73.59	56.80
726 to 750	114	49,975,865.71	20.27	5.158	740	438,385	71.84	71.84	49.34
751 to 775	126	50,624,690.60	20.54	5.186	763	401,783	73.39	73.39	35.99
776 to 800	114	47,087,741.53	19.10	5.178	786	413,050	72.06	72.06	38.22
801 to 825	25	9,319,947.26	3.78	5.159	806	372,798	72.06	72.06	27.16
Total:	**602**	**$246,518,256.71**	**100.00%**	**5.193%**	**739**	**$409,499**	**72.79%**	**72.79%**	**46.91%**

Geographic Area

State	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Weighted Average Effective LTV	Percent Full Doc
Alabama	5	$1,361,560.00	0.55%	5.363%	760	$272,312	77.89%	77.89%	69.73%
Arizona	19	5,376,699.56	2.18	5.431	742	282,984	76.14	76.14	40.08
Arkansas	1	176,000.00	0.07	4.750	736	176,000	80.00	80.00	0.00
California	185	98,931,895.97	40.13	5.231	737	534,767	69.50	69.50	36.68
Colorado	13	5,372,221.88	2.18	5.053	720	413,248	69.33	69.33	75.34
Connecticut	7	6,378,638.09	2.59	5.160	754	911,234	69.99	69.99	75.32
District of Columbia	5	1,836,560.00	0.74	5.313	743	367,312	80.00	80.00	87.15
Florida	72	19,231,698.87	7.80	5.334	742	267,107	75.47	75.47	37.19
Georgia	11	2,531,637.19	1.03	5.054	752	230,149	67.58	67.58	65.44
Hawaii	3	1,132,296.00	0.46	5.195	747	377,432	83.25	83.25	100.00
Idaho	4	745,103.00	0.30	5.104	747	186,276	65.88	65.88	18.12
Illinois	22	8,560,069.41	3.47	5.068	751	389,094	70.87	70.87	34.65
Indiana	1	296,000.00	0.12	4.875	799	296,000	80.00	80.00	0.00
Iowa	3	1,366,799.22	0.55	4.976	717	455,600	74.20	74.20	80.98
Kansas	1	594,980.79	0.24	5.250	761	594,981	71.69	71.69	100.00
Kentucky	1	699,215.62	0.28	5.375	660	699,216	80.00	80.00	100.00
Louisiana	1	159,961.00	0.06	4.875	766	159,961	95.00	95.00	0.00
Maryland	20	7,451,262.98	3.02	5.324	738	372,563	77.73	77.73	46.92
Massachusetts	6	2,420,149.18	0.98	5.067	746	403,358	80.20	80.20	18.63
Michigan	6	1,879,570.00	0.76	5.127	722	313,262	79.99	79.99	63.03
Minnesota	10	3,540,212.23	1.44	4.847	738	354,021	77.90	77.90	66.81
Mississippi	2	243,200.00	0.10	5.344	729	121,600	89.38	89.38	37.50
Missouri	3	688,010.93	0.28	4.934	687	229,337	58.63	58.63	27.42
Montana	2	880,000.00	0.36	5.276	724	440,000	69.40	69.40	100.00
Nebraska	1	331,878.00	0.13	5.250	728	331,878	79.97	79.97	0.00
Nevada	23	6,954,878.76	2.82	5.280	738	302,386	76.37	76.37	52.93
New Hampshire	1	439,900.00	0.18	4.875	785	439,900	80.00	80.00	0.00
New Jersey	21	10,058,474.57	4.08	5.211	732	478,975	73.62	73.62	44.38
New Mexico	1	415,000.00	0.17	5.375	764	415,000	72.17	72.17	0.00
New York	18	10,631,734.32	4.31	5.123	743	590,652	70.61	70.61	70.41
North Carolina	16	2,989,539.42	1.21	5.205	732	186,846	79.90	79.90	64.43
North Dakota	1	355,305.00	0.14	5.000	798	355,305	80.00	80.00	0.00
Ohio	5	1,680,580.00	0.68	4.990	747	336,116	75.81	75.81	52.69
Oregon	6	1,623,537.00	0.66	5.304	746	270,590	85.25	85.25	77.74
Pennsylvania	10	3,227,630.50	1.31	5.049	740	322,763	76.26	76.26	60.48
Tennessee	2	516,000.00	0.21	4.883	748	258,000	74.41	74.41	0.00
Texas	8	2,687,597.20	1.09	5.061	709	335,950	74.15	74.15	54.99
Utah	6	1,377,523.19	0.56	5.377	743	229,587	76.92	76.92	28.12
Virginia	50	21,315,393.68	8.65	5.077	753	426,308	76.45	76.45	60.12
Washington	27	9,275,839.15	3.76	5.064	733	343,550	76.56	76.56	53.07
West Virginia	1	439,186.00	0.18	5.125	667	439,186	80.00	80.00	100.00
Wisconsin	2	344,518.00	0.14	5.338	762	172,259	80.00	80.00	0.00
Total:	**602**	**$246,518,256.71**	**100.00%**	**5.193%**	**739**	**$409,499**	**72.79%**	**72.79%**	**46.91%**

Occupancy Type

Occupancy Type	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Weighted Average Effective LTV	Percent Full Doc
Primary	527	$216,961,764.11	88.01%	5.182%	737	$411,692	73.53%	73.53%	48.65%
Second Home	71	28,315,538.76	11.49	5.265	754	398,810	66.82	66.82	31.31
Investment	4	1,240,953.84	0.50	5.554	780	310,238	79.99	79.99	100.00
Total:	**602**	**$246,518,256.71**	**100.00%**	**5.193%**	**739**	**$409,499**	**72.79%**	**72.79%**	**46.91%**

Property Type

Property Type	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Weighted Average Effective LTV	Percent Full Doc
Single Family	430	$191,087,332.75	77.51%	5.169%	738	$444,389	71.53%	71.53%	45.55%
Condominium	165	51,562,519.96	20.92	5.284	743	312,500	77.09	77.09	50.37
Cooperative	5	2,764,204.00	1.12	5.105	742	552,841	79.23	79.23	55.42
Two- to Four-Family	1	698,600.00	0.28	5.250	776	698,600	70.00	70.00	100.00
Planned Unit Development	1	405,600.00	0.16	5.375	785	405,600	80.00	80.00	100.00
Total:	**602**	**$246,518,256.71**	**100.00%**	**5.193%**	**739**	**$409,499**	**72.79%**	**72.79%**	**46.91%**

Loan Purpose

Loan Purpose	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Weighted Average Effective LTV	Percent Full Doc
Purchase	493	$194,038,061.45	78.71%	5.170%	740	$393,586	73.86%	73.86%	49.34%
Refinance (No Cash-out)	47	24,255,830.21	9.84	5.181	739	516,081	66.29	66.29	50.81
Refinance (Cash-out)	62	28,224,365.05	11.45	5.364	734	455,232	71.01	71.01	26.88
Total:	**602**	**$246,518,256.71**	**100.00%**	**5.193%**	**739**	**$409,499**	**72.79%**	**72.79%**	**46.91%**

Loan Documentation

Wells Fargo Underwriting	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Weighted Average Effective LTV	Percent Full Doc
Full Documentation	295	$115,649,557.86	46.91%	5.193%	731	$392,032	75.86%	75.86%	100.00%
No Income/No Ratio Documentation	48	17,828,644.34	7.23	5.026	760	371,430	74.86	74.86	0.00
Asset Only	250	109,874,478.18	44.57	5.226	745	439,498	69.40	69.40	0.00
Income Only	9	3,165,576.33	1.28	5.004	719	351,731	66.63	66.63	0.00
Total:	**602**	**$246,518,256.71**	**100.00%**	**5.193%**	**739**	**$409,499**	**72.79%**	**72.79%**	**46.91%**

Margins

Margins (%)	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Weighted Average Effective LTV	Percent Full Doc
2.750	602	$246,518,256.71	100.00%	5.193%	739	$409,499	72.79%	72.79%	46.91%
Total:	**602**	**$246,518,256.71**	**100.00%**	**5.193%**	**739**	**$409,499**	**72.79%**	**72.79%**	**46.91%**

Maximum Mortgage Rate

Maximum Mortgage Rate (%)	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Weighted Average Effective LTV	Percent Full Doc
9.251 to 9.500	11	$4,761,740.20	1.93%	4.500%	756	$432,885	79.01%	79.01%	41.11%
9.501 to 9.750	53	22,483,618.62	9.12	4.706	741	424,219	72.06	72.06	24.83
9.751 to 10.000	129	57,723,751.93	23.42	4.919	740	447,471	74.62	74.62	63.08
10.001 to 10.250	149	68,781,242.42	27.90	5.190	743	461,619	69.05	69.05	41.88
10.251 to 10.500	172	65,604,345.77	26.61	5.431	736	381,421	73.43	73.43	45.54
10.501 to 10.750	60	20,122,767.46	8.16	5.676	733	335,379	75.37	75.37	48.75
10.751 to 11.000	28	7,040,790.31	2.86	5.900	733	251,457	79.10	79.10	45.53
Total:	**602**	**$246,518,256.71**	**100.00%**	**5.193%**	**739**	**$409,499**	**72.79%**	**72.79%**	**46.91%**

Next Rate Adjustment Date

Next Rate Adjustment Date	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Weighted Average Effective LTV	Percent Full Doc
August 2008	1	$324,832.67	0.13%	4.500%	742	$324,833	80.00%	80.00%	100.00%
February 2009	1	333,981.48	0.14	4.625	720	333,981	80.00	80.00	0.00
March 2009	1	768,500.00	0.31	4.875	689	768,500	65.13	65.13	100.00
July 2009	1	302,107.54	0.12	5.250	746	302,108	79.70	79.70	0.00
August 2009	1	307,868.19	0.12	5.125	808	307,868	80.00	80.00	100.00
September 2009	1	140,000.00	0.06	5.250	774	140,000	80.00	80.00	0.00
November 2009	2	414,300.00	0.17	5.312	756	207,150	79.99	79.99	50.18
December 2009	2	778,811.15	0.32	5.143	726	389,406	65.61	65.61	0.00
January 2010	6	1,900,541.10	0.77	4.857	691	316,757	88.01	88.01	57.94
February 2010	5	1,540,148.81	0.62	4.846	720	308,030	86.22	86.22	23.75
March 2010	5	2,219,740.76	0.90	5.184	707	443,948	79.73	79.73	48.87
April 2010	5	2,071,390.00	0.84	4.856	732	414,278	79.53	79.53	67.00
May 2010	8	2,806,900.00	1.14	5.143	738	350,863	74.80	74.80	43.21
June 2010	84	43,874,636.48	17.80	5.077	738	522,317	64.58	64.58	37.81
July 2010	479	188,734,498.53	76.56	5.234	741	394,018	74.24	74.24	48.90
Total:	***602***	***$246,518,256.71***	***100.00%***	***5.193%***	***739***	***$409,499***	***72.79%***	***72.79%***	***46.91%***

Total Current Balance		$219,674,242.44	
Total Number of Loans		366	

	Average or Weighted Average[1]	Minimum	Maximum
Current Balance	$600,202.85	$45,950.00	$3,400,000.00
Original Balance	$603,693.44	$45,950.00	$3,400,000.00
Loan Rate	4.719%	3.500%	5.250%
Servicing Fee	0.250%	0.250%	0.250%
Net Loan Rate	4.469%	3.250%	5.000%
Gross Margin	1.565%	0.375%	4.125%
Maximum Loan Rate	12.007%	12.000%	13.125%
Initial Rate Cap [2]	N/A	N/A	N/A
Periodic Rate Cap [2]	N/A	N/A	N/A
Original LTV	66.95%	7.65%	100.00%
Effective LTV	61.43%	7.65%	95.00%
Credit Score	747	498	817
Original Term (mos)	300	300	300
Remaining Term (mos)	298	283	300
Seasoning (mos)	2	0	17
Next Rate Reset	1	1	2
Rate Adj Freq	1	1	1
First Rate Adj Freq	2	2	2
IO Original Term[3]	120	120	120
IO Remaining Term[3]	118	103	120
Top State Concentrations ($)	CA(20.02%),FL(12.46%),NY(11.46%),IL(6.45%),VA(5.96%)		
First Pay Date		04/01/2004	09/01/2005
Rate Change Date		09/01/2005	10/01/2005
Maturity Date		03/01/2029	08/01/2030

(1) Based on current balances.

(2) Excludes 11 Interest-Only Mortgage Loans with a maximum rate of 13%, which do not have initial rate caps or periodic rate caps.

(3) For Interest-Only Mortgage Loans only.

Index

Index	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Weighted Average Effective LTV	Percent Full Doc
One-Month LIBOR	366	$219,674,242.44	100.00%	4.719%	747	$600,203	66.95%	61.43%	77.72%
Total:	**366**	**$219,674,242.44**	**100.00%**	**4.719%**	**747**	**$600,203**	**66.95%**	**61.43%**	**77.72%**

Product Type

Product Type	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Weighted Average Effective LTV	Percent Full Doc
One-Month LIBOR Loans	366	$219,674,242.44	100.00%	4.719%	747	$600,203	66.95%	61.43%	77.72%
Total:	**366**	**$219,674,242.44**	**100.00%**	**4.719%**	**747**	**$600,203**	**66.95%**	**61.43%**	**77.72%**

Amortization Type

Amortization Type	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Weighted Average Effective LTV	Percent Full Doc
Interest-Only	366	$219,674,242.44	100.00%	4.719%	747	$600,203	66.95%	61.43%	77.72%
Total:	**366**	**$219,674,242.44**	**100.00%**	**4.719%**	**747**	**$600,203**	**66.95%**	**61.43%**	**77.72%**

Cut-off Date Stated Principal Balances

Range of Cut-off Date Stated Principal Balances ($)	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Weighted Average Effective LTV	Percent Full Doc
0.01 to 100,000.00	14	$1,152,841.65	0.52%	4.704%	767	$82,346	55.78%	55.78%	49.23%
100,000.01 to 200,000.00	53	8,010,237.51	3.65	4.754	755	151,137	67.60	61.18	63.48
200,000.01 to 300,000.00	56	14,240,728.29	6.48	4.745	745	254,299	73.26	66.95	67.71
300,000.01 to 400,000.00	49	17,334,134.81	7.89	4.743	744	353,758	78.38	66.33	70.54
400,000.01 to 500,000.00	28	12,807,628.39	5.83	4.633	750	457,415	66.67	64.15	77.89
500,000.01 to 600,000.00	34	18,899,982.97	8.60	4.664	749	555,882	72.83	70.20	79.36
600,000.01 to 700,000.00	27	17,674,097.14	8.05	4.693	744	654,596	69.89	66.29	62.86
700,000.01 to 800,000.00	18	13,526,546.96	6.16	4.690	722	751,475	75.97	68.17	61.56
800,000.01 to 900,000.00	10	8,507,179.42	3.87	4.639	756	850,718	85.39	69.00	49.42
900,000.01 to 1,000,000.00	30	29,653,314.18	13.50	4.733	757	988,444	55.38	52.49	56.43
1,000,000.01 to 1,100,000.00	5	5,281,117.11	2.40	4.517	741	1,056,223	51.25	51.25	100.00
1,100,000.01 to 1,200,000.00	5	5,838,250.00	2.66	4.724	740	1,167,650	82.43	66.37	100.00
1,200,000.01 to 1,300,000.00	7	8,945,920.15	4.07	4.681	763	1,277,989	67.74	61.37	100.00
1,300,000.01 to 1,400,000.00	2	2,675,881.51	1.22	4.629	780	1,337,941	71.79	70.00	100.00
1,400,000.01 to 1,500,000.00	7	10,432,999.00	4.75	4.556	738	1,490,428	50.17	50.17	100.00
1,500,000.01 to 2,000,000.00	16	30,809,120.85	14.02	4.720	746	1,925,570	56.46	54.81	100.00
2,000,000.01 to 2,500,000.00	2	4,484,262.50	2.04	4.989	747	2,242,131	62.39	62.39	100.00
2,500,000.01 to 3,000,000.00	2	6,000,000.00	2.73	5.125	773	3,000,000	67.65	57.28	100.00
3,000,000.01 or greater	1	3,400,000.00	1.55	5.250	686	3,400,000	100.00	65.00	100.00
Total:	**366**	**$219,674,242.44**	**100.00%**	**4.719%**	**747**	**$600,203**	**66.95%**	**61.43%**	**77.72%**

Current Mortgage Rates

Range of Current Mortgage Rates (%)	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Weighted Average Effective LTV	Percent Full Doc
3.251 to 3.500	2	$766,903.33	0.35%	3.500%	747	$383,452	87.91%	76.04%	60.43%
3.501 to 3.750	3	1,942,543.31	0.88	3.750	746	647,514	43.13	43.13	60.75
3.751 to 4.000	10	4,998,825.19	2.28	3.964	753	499,883	61.48	58.65	97.86
4.001 to 4.250	13	10,962,233.33	4.99	4.200	763	843,249	67.43	66.19	90.99
4.251 to 4.500	60	33,991,680.63	15.47	4.426	748	566,528	65.11	59.04	73.73
4.501 to 4.750	141	85,893,743.25	39.10	4.713	739	609,175	66.60	61.49	79.12
4.751 to 5.000	130	69,571,165.19	31.67	4.958	755	535,163	68.19	62.42	73.22
5.001 to 5.250	7	11,547,148.21	5.26	5.248	743	1,649,593	72.12	60.78	88.95
Total:	**366**	**$219,674,242.44**	**100.00%**	**4.719%**	**747**	**$600,203**	**66.95%**	**61.43%**	**77.72%**

Remaining Term

Range of Remaining Term (Months)	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Weighted Average Effective LTV	Percent Full Doc
277 to 288	3	$2,297,861.75	1.05%	4.692%	703	$765,954	69.76%	60.87%	73.89%
289 to 300	363	217,376,380.69	98.95	4.719	748	598,833	66.93	61.43	77.77
Total:	**366**	**$219,674,242.44**	**100.00%**	**4.719%**	**747**	**$600,203**	**66.95%**	**61.43%**	**77.72%**

Original Loan-to-Value Ratios

Range of Original Loan-to-Value Ratios (%)	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Weighted Average Effective LTV	Percent Full Doc
0.01 to 10.00	1	$86,595.36	0.04%	4.750%	806	$86,595	7.65%	7.65%	0.00%
10.01 to 20.00	4	707,000.00	0.32	4.973	755	176,750	17.03	17.03	0.00
20.01 to 30.00	10	7,378,100.18	3.36	4.786	737	737,810	26.90	26.90	74.33
30.01 to 40.00	25	16,620,323.70	7.57	4.582	764	664,813	34.56	34.56	43.34
40.01 to 50.00	38	22,157,991.30	10.09	4.754	737	583,105	46.35	46.35	69.27
50.01 to 60.00	38	35,679,766.67	16.24	4.712	751	938,941	55.77	55.71	81.52
60.01 to 70.00	52	40,003,772.86	18.21	4.724	754	769,303	65.58	65.58	82.72
70.01 to 75.00	31	18,579,917.17	8.46	4.687	739	599,352	74.19	73.94	92.81
75.01 to 80.00	94	37,747,695.09	17.18	4.674	744	401,571	79.49	79.37	89.17
80.01 to 85.00	3	4,837,000.00	2.20	4.978	788	1,612,333	81.87	62.76	82.70
85.01 to 90.00	8	4,323,555.76	1.97	4.677	737	540,444	88.31	66.64	77.00
90.01 to 95.00	11	3,336,942.44	1.52	4.676	742	303,358	93.16	71.94	76.78
95.01 to 100.00	51	28,215,581.91	12.84	4.796	737	553,247	99.75	66.22	69.94
Total:	**366**	**$219,674,242.44**	**100.00%**	**4.719%**	**747**	**$600,203**	**66.95%**	**61.43%**	**77.72%**

Effective Loan-to-Value Ratios at Origination

Range of Effective Loan-to-Value Ratios at Origination (%)	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Weighted Average Effective LTV	Percent Full Doc
0.01 to 10.00	1	$86,595.36	0.04%	4.750%	806	$86,595	7.65%	7.65%	0.00%
10.01 to 20.00	4	707,000.00	0.32	4.973	755	176,750	17.03	17.03	0.00
20.01 to 30.00	10	7,378,100.18	3.36	4.786	737	737,810	26.90	26.90	74.33
30.01 to 40.00	27	17,654,902.65	8.04	4.581	751	653,885	38.40	34.88	46.66
40.01 to 50.00	51	27,287,549.30	12.42	4.745	734	535,050	55.31	47.03	75.05
50.01 to 60.00	38	38,393,766.67	17.48	4.737	754	1,010,362	57.71	56.09	82.83
60.01 to 70.00	105	71,284,728.58	32.45	4.743	753	678,902	78.99	67.21	74.74
70.01 to 75.00	31	18,119,917.17	8.25	4.734	737	584,513	75.41	74.05	92.63
75.01 to 80.00	93	37,599,695.09	17.12	4.674	744	404,298	79.49	79.49	89.13
85.01 to 90.00	1	267,000.00	0.12	4.750	641	267,000	89.00	89.00	100.00
90.01 to 95.00	5	894,987.44	0.41	4.753	730	178,997	94.57	94.57	100.00
Total:	**366**	**$219,674,242.44**	**100.00%**	**4.719%**	**747**	**$600,203**	**66.95%**	**61.43%**	**77.72%**

Credit Scores

Range of Credit Scores	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Weighted Average Effective LTV	Percent Full Doc
Not Available	4	$2,161,177.00	0.98%	4.552%	0	$540,294	71.90%	71.90%	100.00%
476 to 500	1	335,603.00	0.15	4.625	498	335,603	100.00	50.00	100.00
501 to 525	1	715,000.00	0.33	4.375	509	715,000	100.00	40.00	100.00
576 to 600	1	319,578.95	0.15	5.000	584	319,579	100.00	40.00	100.00
601 to 625	3	2,632,000.00	1.20	4.735	610	877,333	55.40	55.40	100.00
626 to 650	7	3,250,364.47	1.48	4.840	635	464,338	61.96	57.51	100.00
651 to 675	15	8,377,755.86	3.81	4.672	667	558,517	67.99	65.56	100.00
676 to 700	35	22,753,450.26	10.36	4.757	690	650,099	70.10	58.24	96.65
701 to 725	46	23,991,276.14	10.92	4.720	712	521,549	70.45	68.52	84.82
726 to 750	38	27,060,356.82	12.32	4.726	740	712,115	64.48	60.97	73.25
751 to 775	81	52,724,320.21	24.00	4.693	764	650,918	65.47	61.98	77.89
776 to 800	105	63,999,943.99	29.13	4.739	786	609,523	67.48	59.91	68.82
801 to 825	29	11,353,415.74	5.17	4.679	805	391,497	61.49	59.69	49.99
Total:	**366**	**$219,674,242.44**	**100.00%**	**4.719%**	**747**	**$600,203**	**66.95%**	**61.43%**	**77.72%**



Geographic Area

State	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Weighted Average Effective LTV	Percent Full Doc
Alabama	2	$672,135.12	0.31%	4.729%	717	$336,068	79.13%	79.13%	100.00%
Alaska	5	1,164,151.88	0.53	4.696	730	232,830	75.93	75.93	100.00
Arizona	12	5,844,050.00	2.66	4.774	722	487,004	77.58	63.57	66.89
Arkansas	1	138,800.00	0.06	4.875	699	138,800	80.00	80.00	100.00
California	54	43,970,362.41	20.02	4.657	755	814,266	58.07	55.92	80.21
Colorado	12	9,486,398.21	4.32	4.661	765	790,533	64.67	63.51	50.32
Connecticut	10	10,342,016.00	4.71	4.623	763	1,034,202	54.31	51.21	79.50
Delaware	2	401,010.52	0.18	4.681	732	200,505	53.65	53.65	55.34
Florida	48	27,363,199.91	12.46	4.801	727	570,067	66.97	63.07	80.67
Georgia	7	3,303,738.09	1.50	4.618	732	471,963	75.99	68.10	70.94
Hawaii	2	2,826,400.00	1.29	5.055	771	1,413,200	47.87	47.87	100.00
Idaho	1	2,000,000.00	0.91	5.000	749	2,000,000	55.56	55.56	100.00
Illinois	20	14,174,968.44	6.45	4.708	763	708,748	62.90	58.97	65.21
Indiana	5	1,417,000.00	0.65	4.780	739	283,400	80.59	75.19	100.00
Iowa	1	75,050.00	0.03	4.750	720	75,050	95.00	95.00	100.00
Kansas	2	790,000.00	0.36	4.411	734	395,000	79.03	79.03	100.00
Kentucky	3	997,002.70	0.45	4.594	782	332,334	86.39	74.38	59.88
Louisiana	2	1,158,860.29	0.53	4.393	749	579,430	99.29	73.53	100.00
Maryland	3	4,284,262.50	1.95	4.595	753	1,428,088	68.72	64.54	100.00
Massachusetts	11	7,363,393.29	3.35	4.622	761	669,399	66.19	62.53	78.18
Michigan	9	2,877,089.57	1.31	4.763	664	319,677	86.97	65.37	82.38
Minnesota	3	2,300,971.00	1.05	4.835	724	766,990	87.68	70.00	100.00
Mississippi	3	617,167.15	0.28	4.968	791	205,722	81.26	81.26	87.04
Missouri	12	3,855,625.88	1.76	4.696	766	321,302	81.40	69.26	54.06
Montana	3	721,750.00	0.33	4.917	772	240,583	73.78	73.78	42.95
Nebraska	1	839,000.00	0.38	4.375	773	839,000	100.00	70.00	0.00
Nevada	12	6,368,872.67	2.90	4.782	751	530,739	79.72	67.81	64.60
New Jersey	7	3,131,263.72	1.43	4.571	739	447,323	60.72	60.72	63.08
New Mexico	1	306,750.00	0.14	4.750	790	306,750	75.00	75.00	100.00
New York	26	25,173,295.07	11.46	4.752	739	968,204	64.56	56.84	89.56
North Carolina	5	2,713,146.93	1.24	4.960	752	542,629	79.80	69.96	88.21
Ohio	5	706,118.24	0.32	4.127	785	141,224	84.17	71.27	25.46
Oklahoma	3	438,700.00	0.20	4.978	797	146,233	61.84	61.84	82.15
Oregon	1	206,400.00	0.09	4.875	795	206,400	80.00	80.00	100.00
Pennsylvania	8	2,364,041.68	1.08	4.728	751	295,505	78.35	71.74	48.93
South Carolina	2	1,101,600.00	0.50	4.750	777	550,800	87.37	53.31	100.00
Tennessee	3	2,270,000.00	1.03	4.847	781	756,667	100.00	70.00	74.89
Texas	21	8,221,873.33	3.74	4.891	742	391,518	72.25	65.25	76.52
Utah	3	984,248.21	0.45	4.785	779	328,083	90.85	71.80	81.53
Vermont	2	1,007,578.95	0.46	5.000	722	503,789	86.34	67.31	31.72
Virginia	28	13,088,650.68	5.96	4.650	742	467,452	70.62	70.62	91.00
Washington	3	1,427,300.00	0.65	4.643	706	475,767	73.44	63.30	58.82
West Virginia	1	180,000.00	0.08	4.500	806	180,000	26.67	26.67	0.00
Wyoming	1	1,000,000.00	0.46	4.750	728	1,000,000	32.00	32.00	0.00
Total:	**366**	**$219,674,242.44**	**100.00%**	**4.719%**	**747**	**$600,203**	**66.95%**	**61.43%**	**77.72%**

Occupancy Type

Occupancy Type	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Weighted Average Effective LTV	Percent Full Doc
Primary	285	$178,932,114.35	81.45%	4.709%	748	$627,832	66.32%	62.01%	76.88%
Second Home	57	32,611,281.81	14.85	4.754	748	572,128	68.37	61.76	77.57
Investment	24	8,130,846.28	3.70	4.788	728	338,785	75.32	47.24	96.93
Total:	**366**	**$219,674,242.44**	**100.00%**	**4.719%**	**747**	**$600,203**	**66.95%**	**61.43%**	**77.72%**

Property Type

Property Type	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Weighted Average Effective LTV	Percent Full Doc
Single Family	205	$125,618,548.51	57.18%	4.663%	746	$612,773	65.72%	61.71%	83.24%
De Minimis PUD	93	62,652,231.81	28.52	4.819	746	673,680	68.08	60.85	70.79
Planned Unit Development	8	2,156,363.79	0.98	4.732	737	269,545	90.02	70.08	49.45
Condominium	49	23,320,992.50	10.62	4.744	763	475,939	70.94	62.21	70.44
Cooperative	8	5,481,251.40	2.50	4.752	735	685,156	55.72	55.72	74.89
Two- to Four-Family	3	444,854.43	0.20	4.445	724	148,285	74.56	50.00	49.34
Total:	**366**	**$219,674,242.44**	**100.00%**	**4.719%**	**747**	**$600,203**	**66.95%**	**61.43%**	**77.72%**

Loan Purpose

Loan Purpose	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Weighted Average Effective LTV	Percent Full Doc
Purchase	219	$124,750,517.35	56.79%	4.757%	749	$569,637	73.10%	63.98%	77.79%
Refinance (No Cash-out)	55	38,598,496.45	17.57	4.682	751	701,791	55.31	55.31	82.67
Refinance (Cash-out)	92	56,325,228.64	25.64	4.659	741	612,231	61.34	59.96	74.19
Total:	**366**	**$219,674,242.44**	**100.00%**	**4.719%**	**747**	**$600,203**	**66.95%**	**61.43%**	**77.72%**

Loan Documentation

MLCC Underwriting	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Weighted Average Effective LTV	Percent Full Doc
Full Documentation	261	$170,741,592.43	77.72%	4.716%	741	$654,182	68.46%	63.10%	100.00%
Alternative Documentation	3	1,832,282.65	0.83	4.926	776	610,761	84.05	67.19	0.00
Stated Documentation	41	18,841,447.99	8.58	4.671	763	459,548	65.66	58.72	0.00
No Income/No Ratio Documentation	61	28,258,919.37	12.86	4.752	771	463,261	57.62	52.72	0.00
Total:	366	$219,674,242.44	100.00%	4.719%	747	$600,203	66.95%	61.43%	77.72%

Margins

Margins (%)	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Weighted Average Effective LTV	Percent Full Doc
0.375	4	$1,946,903.33	0.89%	3.652%	764	$486,726	57.35%	52.67%	84.41%
0.500	2	1,219,898.52	0.56	3.875	737	609,949	78.14	78.14	100.00
0.625	2	875,014.04	0.40	3.782	700	437,507	55.48	55.48	12.85
0.750	3	1,659,500.00	0.76	4.092	737	553,167	81.85	75.27	100.00
0.875	1	500,000.00	0.23	4.000	761	500,000	80.00	80.00	100.00
1.000	8	4,771,926.15	2.17	4.199	773	596,491	65.55	61.23	83.36
1.125	5	4,228,399.33	1.92	4.121	761	845,680	51.40	51.40	100.00
1.250	61	36,006,644.87	16.39	4.442	748	590,273	68.75	63.84	77.66
1.375	36	21,890,283.96	9.96	4.598	748	608,063	57.71	53.76	75.99
1.500	17	13,775,719.75	6.27	4.678	751	810,336	65.51	62.66	84.18
1.625	201	105,789,510.89	48.16	4.852	744	526,316	67.42	61.75	73.47
1.750	3	1,230,248.21	0.56	5.099	743	410,083	79.69	70.00	0.00
1.875	20	17,040,930.89	7.76	5.084	758	852,047	67.63	63.06	86.55
2.000	1	3,400,000.00	1.55	5.250	686	3,400,000	100.00	65.00	100.00
4.125	2	5,339,262.50	2.43	4.890	765	2,669,631	71.66	60.00	100.00
Total:	366	$219,674,242.44	100.00%	4.719%	747	$600,203	66.95%	61.43%	77.72%





Maximum Mortgage Rate

Maximum Mortgage Rate (%)	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Weighted Average Effective LTV	Percent Full Doc
12.000	365	$218,386,312.44	99.41%	4.719%	748	$598,319	66.84%	61.38%	77.59%
13.125	1	1,287,930.00	0.59	4.625	675	1,287,930	85.86	70.00	100.00
Total:	**366**	**$219,674,242.44**	**100.00%**	**4.719%**	**747**	**$600,203**	**66.95%**	**61.43%**	**77.72%**

Next Rate Adjustment Date

Next Rate Adjustment Date	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Weighted Average Effective LTV	Percent Full Doc
September 2005	319	$189,520,023.18	86.27%	4.707%	746	$594,107	67.40%	61.82%	77.71%
October 2005	47	30,154,219.26	13.73	4.796	755	641,579	64.13	58.97	77.79
Total:	**366**	**$219,674,242.44**	**100.00%**	**4.719%**	**747**	**$600,203**	**66.95%**	**61.43%**	**77.72%**